SECURaITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 28, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Notice of Annual General Meeting of Shareholders of Partner Communications Company Ltd.

Rosh Ha’ayin, Israel
August 28, 2019

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Tuesday, October 29, 2019 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2018, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2018;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2018 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors"); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; and to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder; and

(5)	to approve the renewal of the Company's Compensation Policy for Office Holders.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items 4(ii) and  5 provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 23, 2019 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 4-5 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 1-3 and on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 4-5 on the agenda, no later than ten (10) days before the AGM meeting date (October 19, 2019). The deadline for submission of the Board of Directors’ response to such position notices is October 24, 2019. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 4, 2019 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 11, 2019. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

- ii -

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Sunday, November 5, 2019, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on  Tuesday, October 29, 2019 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2018, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2018;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2018 and the report of the Board of Directors for such period; and

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors"); to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; and to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder;

(5)	to approve the renewal of the Company's Compensation Policy for Office Holders.

 A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 4-5 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law  and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 23, 2019 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about August 28, 2019; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On August 27, 2019, the Company had outstanding 163,982,640 Ordinary Shares, excluding 7,208,383 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

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ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2018, and its affiliates will be NIS 2,260 thousand for audit fees (including SOX audit), NIS 868 thousand for audit-related fees, and NIS 753 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2018, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2018 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

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ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2018, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2018 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

4

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner. Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves as an advisor on the Board of Directors. Since 2018, she serves as the CEO of its subsidiary, Wecheck Fund 1 Ltd. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi-Tefahot Bank Ltd. as head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Network Ltd during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of  Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

The Appointed Directors (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Barry Ben Zeev (Woolfson) and Mr. Jonathan Kolodny as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Mr. Barry Ben Zeev, Mr. Sumeet Jaisinghani, Mr. Jonathan Kolodny, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev (Woolfson), Mr. Kolodny, Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

5

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with the Israeli Companies Law ), including the following: (a) that other than the Chairman of the Board of Directors, the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the compensation plan for the Company's directors is in accordance with the Company's Compensation Policy for Office Holders that is being brought for shareholder approval  (the “Compensation Policy” or "the "Policy") and is in line with the Israeli Companies Law.

The Compensation Committee and Board of Directors have noted the respective personal interests of the directors nominated for re-election and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM:

(a) to approve the compensation of the Appointed Directors and Ms. Osnat Ronen, commencing from the close of the AGM, for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”);

6

(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the directors listed in clause (a) above, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);

(c) to approve that the directors listed in clause (a) above will continue to benefit from the Company's existing D&O insurance policy and

(d) to approve that the directors will be entitled to the same indemnification and release provisions as currently in effect based on their existing indemnification and release letters.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Adam Chesnoff	Director and Chairman of the Board of Directors
Mr. Elon Shalev	Director and Vice Chairman of the Board of Directors
Mr. Tomer Bar-Zeev	Director
Mr. Sumeet Jaisinghani	Director
Mr. Barak Pridor	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Yehuda Saban	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director

7

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, LLC, responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States and a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff served as a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd and serves as a director on its Board of Directors. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Tomer Bar Zeev was appointed to the Board of Directors of Partner in November 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Bar Zeev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner in May 2018 after having previously served as a director in the Company from 2013 until 2016. Mr. Jaisinghani is a Managing Director of Saban Capital Group, LLC (“SCG”) and is responsible for SCG’s global public equities platform. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

8

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. and as a director on the Board of Directors of: Playbuzz Ltd., Beachbum Ltd. and Mine Ltd.. He is also an observer on the Board of Directors of SimilarWeb Ltd. and Polyrize Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd.  as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

9

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves as a director in Paz Oil Company Ltd., as Chairman of the Board of Directors of Softwheel Ltd and he also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

10

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that the directors listed above in clause (A) will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

(iii)
RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4(ii) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4(ii) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

11

ITEM 5

APPROVAL OF THE COMPANY'S COMPENSATION POLICY FOR
OFFICE HOLDERS

According to the Companies Law, the Compensation Policy must be approved by the the Company's Board of Directors, following the recommendation of the Company's Compensation Committee and the General Meeting of  Shareholders of the Company every 3 years1. The Company last adopted a compensation policy for its Office Holders (as such term is defined in the Israeli Companies Law) in September 2016 which is valid until September 28, 2019. Therefore, we propose to approve the renewal of the Compensation Policy with minor changes, substantially in the form attached hereto as Annex “C”. For the shareholders' convenience, attached hereto as Annex “D” is an English convenience translation of the binding Hebrew version of the Compensation Policy.

The Compensation Policy of the Company brought for approval includes minor changes regarding dates, name of a new Compensation Committee member and updated ratios between the cost of Office Holders and the Company's employees remuneration regarding 2018. There are no changes in the principles, terms or conditions of the Compensation Policy compared to the version approved by the General Meeting of Shareholders on September 28, 2016.

The purpose of the Policy is to set guidelines for the mode of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans2 for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is in line with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy.

Our Board of Directors is responsible for managing and implementing the Compensation Policy and shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, intended to ensure that it is being implemented. In addition, the Board of Directors has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it.

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether to approve a Compensation Policy for our Office Holders that will advance our targets. Our Compensation Committee and Board of Directors shall also review our Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons.

[1]
However, to the extent permitted by law, if the General Meeting shall oppose approving the policy, the Compensation Committee and Board of Directors shall be able to approve the policy, after having held another discussion of the policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the policy is for the benefit of the Company.

[2]
Compensation Plan” - is defined in the Policy as a plan relating to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, regarding a particular matter or a variety of matters.

12

The Company designed the Compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components - Ongoing Remuneration, annual Bonus and Equity Compensation (as these terms are defined in the Policy), all pursuant to the principles specified in the Policy. Without limiting the generality of the foregoing, the compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at similar companies included in a comparative survey used by the Company in order to compare the reasonability and outward fairness of its compensation system. The annual Bonus, payment of which is subject to a minimum criterion, is based on an annual targets plan and a personal evaluation.  Finally, the Equity Compensation is intended to align the long-term interests of our Office Holders with those of our shareholders.

Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various compensation components are detailed in the full text of the Compensation Policy.

Our Compensation Committee has considered various matters in connection with our Compensation Policy during the Committee meeting. Thereafter, it has approved the renewal of the Compensation Policy and recommended that our Board of Directors and our shareholders approve it. Our Board of Directors has conducted a meeting to consider the Compensation Policy recommended by our Compensation Committee. In their deliberations, our Compensation Committee and our Board of Directors have respectively considered numerous factors and aspects affecting the Compensation Policy and discussed its provisions and various compensation components.

The directors noted that the Compensation Policy advances the Company’s objectives, with a long-term perspective, while preserving a high management level in the Company, at a challenging time in the Israeli telecommunications market.

 The directors noted that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Compensation Policy is to set guidelines for the mode of compensation of our Office Holders. The directors deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view.

The Compensation Committee and Board of Directors have respectively resolved: (i) to approve the renewal of the Compensation Policy and recommend that our shareholders approve it; and (iii) that this resolution is in the best interest of the Company.

13

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the renewal of the Compensation Policy in the form attached hereto as Annex “C”; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favour of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company on the Deed of Vote submitted to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

14

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “E”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

Dated: August 28, 2019

15

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2018 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2018 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018,  based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management’s Report on Internal Control over Financial Reporting" appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 26, 2019

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2017	2018	2018
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		867	416	111
Short-term deposits		150
Trade receivables	7	808	656	175
Other receivables and prepaid expenses		48	33	9
Deferred expenses – right of use	12	43	51	14
Inventories	8	93	98	26
		2,009	1,254	335

NON CURRENT ASSETS
Trade receivables	7	232	260	69
Prepaid expenses and other		5	4	1
Deferred expenses – right of use	12	133	185	49
Property and equipment	10	1,180	1,211	323
Intangible and other assets	11	697	617	164
Goodwill	13	407	407	109
Deferred income tax asset	25	55	38	10
		2,709	2,722	725

TOTAL ASSETS		4,718	3,976	1,060

The financial statements were authorized for issue by the board of directors on March 26, 2019.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2017	2018	2018
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	705	162	43
Trade payables		787	711	190
Payables in respect of employees		91	96	26
Other payables (mainly institutions)		31	10	3
Income tax payable		50	35	9
Deferred revenues from HOT mobile	9,22	31	31	8
Other deferred revenues	22	41	41	11
Provisions	14	75	64	17
		1,811	1,150	307

NON CURRENT LIABILITIES
Notes payable	6,15	975	1,013	270
Borrowings from banks and others	6,15	243	191	51
Liability for employee rights upon retirement, net	16	40	40	11
Dismantling and restoring sites obligation	14	27	13	3
Deferred revenues from HOT mobile	9,22	164	133	35
Other non-current liabilities	14,22	24	30	8
		1,473	1,420	378

TOTAL LIABILITIES		3,284	2,570	685

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2017 and 2018 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2017 - **168,243,913 shares
December 31, 2018 - **162,628,397 shares
Capital surplus		1,164	1,102	294
Accumulated retained earnings		491	563	150
Treasury shares, at cost –
December 31, 2017 - ***2,850,472 shares
December 31, 2018 - ***8,560,264 shares		(223)	(261)	(70)
Non-controlling interests			*	*
TOTAL EQUITY		1,434	1,406	375
TOTAL LIABILITIES AND EQUITY		4,718	3,976	1,060

*      Representing an amount of less than 1 million.
**    Net of treasury shares.
***  Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions (except earnings per share)
Revenues, net	5, 22	3,544	3,268	3,259	870
Cost of revenues	5, 22	2,924	2,627	2,700	720
Gross profit		620	641	559	150

Selling and marketing expenses	22	426	269	293	78
General and administrative expenses	22	181	144	148	39
Credit losses	7	82	52	30	8
Income with respect to settlement
agreement with Orange	18	217	108
Other income, net	23	45	31	28	7
Operating profit		193	315	116	32
Finance income	24	13	4	2	1
Finance expenses	24	118	184	55	16
Finance costs, net	24	105	180	53	15
Profit before income tax		88	135	63	17
Income tax expenses	25	36	21	7	2
Profit for the year		52	114	56	15
Attributable to:
Owners of the Company		52	114	57	15
Non-controlling interests				(1)	*
Profit for the year		52	114	56	15

Earnings per share
Basic	27	0.33	0.70	0.34	0.09
Diluted	27	0.33	0.69	0.34	0.09

*  Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions
Profit for the year		52	114	56	15
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(8)	(2)	1	*
Income taxes relating to remeasurements of
post-employment benefit obligations	25	2	1	*	*
Other comprehensive income (loss)
for the year, net of income taxes		(6)	(1)	1	*

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		46	113	57	15
Total comprehensive income attributable to:
Owners of the Company		46	113	58	15
Non-controlling interests				(1)	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		46	113	57	15

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital						Non-
	Number of		Capital	Accumulated	Treasury		controlling
	Shares**	Amount	surplus	earnings	shares	Total	interests	Total equity
		( I n millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2016	156,087,456	2	1,102	267	(351)	1,020		1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*		*
Employee share-based compensation expenses				45		45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111		1,111

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	190 ***			190		190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434		1,434

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Total comprehensive income for the year				57		57	(1)	56
Exercise of options and vesting of restricted shares granted to employees	886,072		(62)		62
Employee share-based compensation expenses				15		15		15
Acquisition of treasury shares (note 21)	(6,501,588)				(100)	(100)		(100)
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT DECEMBER 31, 2018	162,628,397	2	1,102	563	(261)	1,406	*	1,406

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2018	168,243,913	1	311	131	(60)	383		383
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Total comprehensive income for the year				15		15	*	15
Exercise of options and vesting of restricted shares granted to employees	886,072		(17)		17
Employee share-based compensation expenses				4		4		4
Acquisition of treasury shares (note 21)	(6,501,588)				(27)	(27)		(27)
Non-controlling interests on acquisition of subsidiary							*
BALANCE AT DECEMBER 31, 2018	162,628,397	1	294	150	(70)	375	*	375

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		975	1,002	627	168
Income tax paid		(30)	(29)	(2)	(1)
Net cash provided by operating activities		945	973	625	167

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(127)	(223)	(343)	(92)
Acquisition of intangible and other assets		(69)	(153)	(159)	(42)
Proceeds from (investment in) short-term deposits, net		(452)	302	150	40
Interest received	24	2	2	1	*
Consideration received from sales of property and equipment	23	7	*	3	1
Payment for acquisition of subsidiary, net of cash acquired				(3)	(1)
Net cash used in investing activities		(639)	(72)	(351)	(94)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	21		190
Acquisition of treasury shares	21			(100)	(27)
Proceeds from issuance of notes payable, net of
issuance costs	6,15		650	150	40
Interest paid		(108)	(165)	(69)	(18)
Non-current borrowings received	6,15	250	350
Repayment of non-current borrowings	15	(15)	(1,332)	(382)	(102)
Repayment of notes payable	15	(643)	(443)	(324)	(86)
Net cash used in financing activities		(516)	(750)	(725)	(193)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		(210)	151	(451)	(120)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		926	716	867	231

CASH AND CASH EQUIVALENTS AT END OF
YEAR		716	867	416	111

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2016	2017	2018	2018
	Note	In millions

Cash generated from operations:
Profit for the year		52	114	56	15

Adjustments for:
Depreciation and amortization	10, 11	565	540	545	145
Amortization of deferred expenses - Right of use	12	30	40	47	13
Employee share based compensation expenses	21	45	20	15	4
Liability for employee rights upon retirement, net	16	(3)	(1)	1	*
Finance costs, net	24	1	(2)	(7)	(2)
Interest paid	24	108	165	69	18
Interest received	24	(2)	(2)	(1)	*
Deferred income taxes	25	10	(13)	16	4
Income tax paid	25	30	29	2	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	226	283	124	33
Other		(9)	6	16	4
Increase (decrease) in accounts payable and accruals:
Trade		(38)	69	(69)	(18)
Other payables		*	(3)	(18)	(5)
Provisions	14	*	(2)	(11)	(3)
Deferred income with respect to settlement
agreement with Orange	18	(217)	(108)
Deferred revenues from HOT mobile	9	227	(31)	(31)	(8)
Other deferred revenues		10	3	*	*
Increase in deferred expenses - Right of use	12	(80)	(113)	(107)	(28)
Current income tax	25	(4)	5	(15)	(4)
Decrease in inventories	8	24	3	(5)	(1)
Cash generated from operations:		975	1,002	627	168

*   Representing an amount of less than 1 million.

Supplementary information

At December 31, 2016, 2017 and 2018, trade and other payables include NIS 134 million, NIS 165 million and NIS 157 million (US$ 42 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2017 and 2018 were NIS 30 million and NIS 8 million (US$ 2 million), respectively.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL

a.    Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder.

These consolidated financial statements of the Company as of December 31, 2018, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

b.    Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)          Cellular segment:

The cellular segment includes basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, the Apple Music streaming service, and a range of advanced business services.
International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.
Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. We also provide cellular phone repair services for independent merchants.
In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL (continued)

b.    Operating segments (continued)

(2)          Fixed-line segment

The fixed-line segment includes: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet ("TV").

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices including smart watches, car dashboard cameras, televisions, digital cameras, games consoles, audio accessories and related devices.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL (continued)

c.       Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Cancelled*
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*	5
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Cancelled*	0.25
(9)	Fixed	Israel	012 Telecom Ltd.	MOC	Cancelled*	5
(10)	Fixed	West Bank	012 Telecom Ltd.	CA	Cancelled*	0.25
(11)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(12)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25
(13)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1), the Company is entitled to request an extension of the license for additional periods of six years, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

(*) Cancelled in 2019 per requests filed by the Group.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)    Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1)   Functional and presentation currency
The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2)   Transactions and balances
Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3)   Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2018 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2018 (USD 1 = NIS 3.748). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1) Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of a subsidiary are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned Subsidiaries and partnerships:

▪	012 Smile Telecom Ltd.
▪	012 Telecom Ltd.
▪	Partner Land-Line Communication Solutions - Limited Partnership
▪	Partner Future Communications 2000 Ltd. ("PFC")
▪	Partner Communication Products 2016 - Limited Partnership
▪	Partner Business Communications Solution - Limited Partnership – not active

Other subsidiaries 51% owned:

▪	Iconz Holdings Ltd.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

c.       Interests in other entities (continued)

(2)   Investment in PHI

In November 2013, the Company and Hot Mobile Ltd. entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks.

As of December 31, 2018 the Company does not control PHI nor does it have joint control over it. The investment in PHI is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. See also note 9 with respect to a subsequent event of change in the governance of PHI that caused the Company to account for PHI as a joint operation from January 1, 2019.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 9 for information about transactions and balances with respect to the investment in PHI – as a related party.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss. See (m)(2).

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i)).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 25)
Subscribers equipment and installations	2 - 4
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (between 5 to 10 years) of the improvements, whichever is shorter.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1(c)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

The other licenses of the Group were received with no significant costs.

The licenses are amortized by the straight-line method over their useful lives (see note 1(c)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)	012 Smile trade name:

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017. As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased by NIS 1 million, NIS 16 million, and NIS 6 million in 2015, 2016, 2017 respectively, see also notes 4(a)(2), and 13(2). As of December 31, 2017 the trade name was fully amortized.

(5)	Capitalization of costs to obtaining customers contracts:

Commencing January 1, 2017 (see note 2(n)) costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs. The assets are amortized to selling and marketing expenses in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also notes 4(a)(1) and 11. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets' useful lives.

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Impairment tests of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

j.	Financial instruments

From January 1, 2018 the Group applies IFRS 9 and classifies its financial instruments (only debt instruments) in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: only embedded derivatives), (3) at fair value through other comprehensive income (FVTOCI, not exist), see note 3(1). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current.

Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. See also note 15.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

j.       Financial instruments (continued)

(1)      FVTPL category:

Gains or losses arising from changes in the fair value of embedded derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also notes 6(c), 6(a)(2)(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

   (2)      Amortized cost category:

The group classifies its financial assets, such as trade receivables, at amortized cost only if both of the following criteria are met: (1) the asset is held within a business model whose objective is to collect the contractual cash flows, and (2) the contractual terms give rise to cash flows that are solely payments of principal and interest. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from trade receivables is included in the income statement under other income, net (see note 23) using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income/expense together with foreign exchange gains and losses. Impairment expenses (credit losses) are presented as separate line item in the statement of profit or loss.

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

j.       Financial instruments (continued)

Financial assets at amortized cost are presented net of impairment losses:

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired based on the expected credit loss model. The assets that are subject to the expected credit loss model are mainly the trade receivables. While cash and cash equivalents, short-term deposits and contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period of payments and period past due. The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables.

Financial liabilities, such as borrowings and notes payable, are initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost. Any difference between the fair value (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Offsetting:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Financial instruments for periods before January 1, 2018, were measured according to IAS 39 Financial instruments: Recognition and measurement. Under which non-derivative financial assets with fixed or determinable payments that were not quoted in an active market were categorized as Loans and Receivables, which were measured similar to the Amortized Cost category, less impairment losses. During 2016 and 2017 assessments were made whether objective evidence existed that a financial asset or a group of financial assets were impaired, and the trade receivables were presented net of allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

 (i)       Post-employment benefits

1.  Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2.  Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits (continued)

(ii)      Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii)     Short term employee benefits

 1.   Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

 2.   Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

 3.   Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see note 28).

l.	Share based payments

The Group operates an equity-settled share-based compensation plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

(4)	Group's share in provisions recognized by PHI is recognized to the extent probable that the Group will be required to cover, see also notes 9, 14.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

In the third quarter of 2017 the Group has early adopted with a date of initial application of January 1, 2017 (the transition date) IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date.

The standard outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1)	Identifying the contract with the customer.
2)	Identifying separate performance obligations in the contract.
3)	Determining the transaction price.
4)	Allocating the transaction price to separate performance obligations.
5)	Recognizing revenue when the performance obligations are satisfied.

(1) Identifying the contract with the customer

Two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) are accounted for as a single contract if one or more of the following criteria are met:

a. The contracts are negotiated as a package with a single commercial objective;
b. The amount of consideration to be paid in one contract depends on the price or performance of the other contract;
c. The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

(2) Identifying performance obligations

The Group assesses the goods or services promised in the contract with the customer and identifies as performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Goods or services are identified as being distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.  An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the options grant the customer a material right it would not have received without the original contract.
The performance obligations are mainly services, equipment and options to purchase additional goods or services that provide a material right to the customer.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(3) Determining the transaction price

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer.
The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a).

(4) Allocating the transaction price to separate performance obligations

In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2).

(5) Satisfaction of performance obligations

The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.
Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously , and provided that all other revenue recognition criteria are met.
Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

(6) Principal – Agent consideration

The Group determines whether it is acting as a principal or as an agent for each performance obligation. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(7) Recognition of receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) regarding trade receivables credit risk.

(8) Recognition of contract assets and contract liabilities

A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).
A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.
Contract assets and contract liabilities arising from the same contract are offset and presented as a single asset or liability.

(9) Transition to the new revenue recognition model and practical expedients applied:

The Group applied IFRS 15 using the cumulative effect approach as from the transition date, without a restatement of comparative figures. As part of the initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date, and therefore there is no change in the accounting treatment for contracts completed at the transition date. The Group also applied the practical expedient of examining the aggregate effect of contracts changes that occurred before the transition date, instead of examining each change separately. Contracts that are renewed on a monthly basis and may be cancelled by the customer at any time, without penalty, were considered completed contracts at the transition date. The transition resulted in an immaterial amount on the statement of financial position as of the transition date, as the cumulative effect as of the transition date was immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.       Revenues (continued)

(10) Other practical expedients implemented:

The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less,  the group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

(11) Capitalization of contract costs

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(5), 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

(12) Use of judgments and estimates

Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2).

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(13) Quantitative information with respect to transition to IFRS15

The tables below summarize the effects of IFRS 15 on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the year then ended.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As of December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Current assets - other receivables and prepaid expenses - Contract assets	-	2	2
Non-current assets - Costs to obtain contracts recognized in intangible assets, net – non-current assets	-	71	71
Deferred income tax asset	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	36	4	40
Non-current liabilities – other non-current liabilities – Contract liabilities	6	-	6
Deferred revenues from Hot Mobile – Contract liabilities (current and non-current)	195	-	195
Equity	1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels In millions (except per share data)
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Revenues	3,270	(2)	3,268
Selling and marketing expenses	340	(71)	269
Operating profit	246	69	315
Profit before income tax	66	69	135
Income tax expenses	5	16	21
Profit for the year	61	53	114

Depreciation and amortization expense	567	13	580
Basic earnings per share	0.38	0.32	0.70
Diluted earnings per share	0.37	0.32	0.69

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Net cash provided by operating activities	897	76	973
Net cash provided by (used in) investing activities	4	(76)	(72)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

The Group's leases primarily are operating leases. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

p.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –    SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a).

r.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2018.

 IFRS 9, Financial Instruments, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss (see note 6(c)). It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The Group applied the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. The Group has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the group’s previous accounting policy. The effect of IFRS 9 implementation was not material.

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted:

(a) IFRS 16, Leases. It will result in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which will be recognized on a straight-line basis as expense in profit or loss. The statement of profit or loss will also be affected because operating expense will be replaced with interest and depreciation. Operating cash flows will be higher as cash payments of the lease liability will be classified within financing activities. The accounting for lessors will not significantly change.
The lease liability will subsequently be measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. Lease payments will be presented in the statement of cash flows under the cash used in financing activities. The right of use asset will subsequently be amortized according to the straight line method over the contract term using the portfolio approach. The main lease contracts expected to affect the financial statements are operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles, see note 19.

Assets and liabilities from a lease will initially be measured on a present value basis. Lease liabilities will include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Right-of-use assets will be measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs (except for initial application), and
•	restoration costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted (continued):

(a) IFRS 16, Leases (continued):

        The Group also plans to apply the following practical expedients:

•
practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•
using a portfolio of leases with similar characteristics if the entity reasonably expects that the effects on the financial statements of applying this Standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The Group will apply the standard from its mandatory adoption date January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations).

•	On transition the Group plans to use the following practical expedients:
•
the lease liability will be measured for leases previously classified as an operating leases under IAS 17  at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
will rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 will not be applied to contracts that were not previously identified as containing a lease.

•	Initial direct costs will be excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted (continued):

(a) IFRS 16, Leases (continued):

As described in note 9 in January 2019 the governance of PHI was changed and PHI will be accounted for as a joint operation by the Company. Therefore the below estimates of the expected effect of the standard are presented including the Company's share in relation to its interests in the assets, liabilities and expenses of PHI. IFRS 16 will affect primarily the accounting for the Group’s operating leases (see note 19).  The below estimates of impacts from the implementation of IFRS 16 are based on contract terms and discount rates that existed as of December 31, 2018, and under the assumption that they will not change during 2019. Upon the implementation of IFRS 16 on January 1, 2019 the Group expects to recognize right-of-use assets of approximately NIS 660 million, lease liabilities of approximately NIS 690, a charge to accumulated earnings of approximately NIS 20 million, and a deferred tax asset in an immaterial amount. In the consolidated statement of income for 2019 lease expenses are expected to decrease by approximately NIS 150 million, amortization expenses and interest expenses are expected to increase by approximately NIS 160 million, and profit is expected to decrease by an immaterial amount. In the consolidated statement of cash flows for 2019 cash from operating activities is expected to increase by approximately NIS 140 million and cash from financing activities is expected to decrease by approximately NIS 140 million.

(b) Annual Improvements to IFRS Standards 2015-2017 Cycle amended IFRS 11 Joint arrangements and clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. The amendment is effective from January 1, 2019.

(c) Interpretation 23 Uncertainty over Income Tax Treatments, The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. The amendment is effective from January 1, 2019. Its effect on the financial statements is not expected to be material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.      Critical accounting estimates and assumptions

(1)	Assessing the useful lives of non-financial assets:

The useful economic lives of the Group's non-financial assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f).

The useful economic lives of contract costs (see notes 2(n), 2(f)(5)) are an estimate determined by management. Contract costs are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.       Critical accounting estimates and assumptions (continued)

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also note 2(i).

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2018.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

Continued increases in the level of competition for cellular and fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.      Critical accounting estimates and assumptions (continued)

(3)     Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2018 test were as follows:

Terminal growth rate	1.0%
After-tax discount rate	9.5%
Pre-tax discount rate	11.5%

The impairment test as of December 31, 2018 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2016, 2017 and 2018.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2016, 2017 and 2018 was approximately 23%, 23% and 21% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2018 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.5% (8.6% to 10.5%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.      Critical accounting estimates and assumptions (continued)

(4)	Assessing impairment of financial assets:

The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due.

From January 1, 2018, upon the implementation of IFRS 9 the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j), 3(1).

(5)	Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and note 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.      Critical judgments in applying the Group's accounting policies

(1)  Considering the likelihood of contingent losses and quantifying possible legal settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the best estimate of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

(2)   Considering contracts with customers with multiple performance obligations:

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based their relative stand-alone selling prices.

Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable (such as a service or equipment that are sold only in a bundle arrangement), they are estimated based on adjusted market approach or cost-plus expected margin. See also note 2(n).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –    SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2018*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,827	697		2,524
Inter-segment revenue - Services	16	155	(171)
Segment revenue - Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues - Services	1,435	696		2,131
Inter-segment cost of revenues- Services	154	17	(171)
Segment cost of revenues - Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (3)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	442	150
–Other (1)	14
Segment Adjusted EBITDA (2)	524	198

New Israeli Shekels
Year ended December 31, 2018*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	722
Depreciation and amortization	(592)
Finance costs, net	(53)
Income tax expenses	(7)
Other (1)	(14)
Profit for the year	56

* See Notes 2(n), 2(f)(5) regarding the adoption of IFRS15, Revenue from Contracts with Customers. In 2018, costs of obtaining contracts with customers were capitalized in the amounts of NIS 62 million and NIS 29 million for the cellular segment and the fixed-line segment, respectively. In 2018, amortization expenses of costs of obtaining contracts with customers for the cellular segment and the fixed-line segment were recorded in the amounts of NIS 36 million and NIS 13 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –    SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2017*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement
agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

* See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS15, Revenue from Contracts with Customers. In 2017 costs of obtaining contracts with customers were capitalized in amounts of NIS 64 million and NIS 20 million for the cellular segment and the fixed-line segment, respectively. The adoption of IFRS15 resulted in an increase in amortization expenses in 2017 for the cellular segment and the fixed-line segment in amounts of NIS 11 million and NIS 2 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –    SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689
Income with respect to settlement
agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	447	148
–Other (1)	47	(1)
Segment Adjusted EBITDA (2)	562	272

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Finance costs, net	(105)
Income tax expenses	(36)
Other (1)	(46)
Profit for the year	52

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 –    SEGMENT INFORMATION (continued)

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into interest rate hedging transactions, CPI hedging transactions nor free standing exchange rate forward transactions in 2016, 2017, 2018.

1.     Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2.     Market risks

(a)  Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI). See also note 19.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2018 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 4 million.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.     Market risks (continued)

    (a)  Description of market risks (continued)

     Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2018	NIS 3.748	NIS 4.292	223.33 points
2017	NIS 3.467	NIS 4.153	221.57 points
2016	NIS 3.845	NIS 4.044	220.68 points
Increase (decrease) during the year:
2018	8.1%	3.3%	0.8%
2017	(9.8)%	2.7%	0.4%
2016	(1.5)%	(4.8)%	(0.2)%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2016, 2017 would have decreased (increased) equity and profit by NIS 9 million and NIS 3 million, for the years ended December 31, 2016 and 2017 respectively, assuming all other variables remain constant. As at December 2018, the company has no material liabilities linked to the CPI.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2016, 2017 and 2018 would have decreased (increased) equity and profit by NIS 3 million, NIS 3 million and NIS 3 million, for the years ended December 31, 2016, 2017 and 2018 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.     Market risks (continued)

(b)  Analysis of linkage terms of financial instruments balances

	December 31, 2018
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	*	*	416	416
Trade receivables**	54	14	588	656
Other receivables			11	11

Non- current assets
Trade receivables			260	260
Total assets	54	14	1,275	1,343

Current liabilities
Current maturities of notes payable and
borrowings			161	161
Trade payables**	126	14	571	711
Payables in respect of employees			73	73
Other payables			1	1

Non- current liabilities
Notes payable			1,012	1,012
Borrowings from banks			191	191
Total liabilities	126	14	2,009	2,149

* Representing an amount of less than one million.

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	141
Set-off	(73)
Trade receivables, net	68

Trade payables gross amounts	213
Set-off	(73)
Trade payables, net	140

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.    Market risks (continued)

(b)   Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2017
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4		861	867
Short term deposits				150	150
Trade receivables*	62	34		712	808
Other receivables				9	9

Non- current assets
Trade receivables				232	232
Total assets	64	38		1,964	2,066

Current liabilities
Current maturities of notes payable and
borrowings			213	491	704
Trade payables*	143	32		612	787
Payables in respect of employees				78	78
Other payables				21	21

Non- current liabilities
Notes payable				972	972
Borrowings from banks and others				243	243
Total liabilities	143	32	213	2,417	2,805

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	281
Set-off	(185)
Trade receivables, net	96

Trade payables gross amounts	360
Set-off	(185)
Trade payables, net	175

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

      2.     Market risks (continued)

(c)  Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2017 and 2018 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Embedded derivatives pay USD, receive NIS	3	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3.    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also notes 2(j)(2) and 4(a)(4).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA+/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.     Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities of financial liabilities as of December 31, 2018:

	2019	2020	2021	2022 to 2023	2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109	109			327
Notes payable series F		159	159	318	158	794
Borrowing P	29	29	30	30		118
Borrowing Q	23	23	23	45	11	125
Expected interest payments of
long term borrowings and notes
payables	28	23	17	16	2	86
Trade and other payables	785					785
Total	974	343	338	409	171	2,235
Add offering expenses and discounts and premiums						2
						2,237

See note 15 in respect of borrowings and notes payable.

b.	Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 13, 2018, the Company's ilA+/Stable credit rating was unchanged.
See note 15(5) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value through Profit or Loss (FVTPL); Amortized Cost (AC). See also note 15 in respect of borrowings and notes payable and note 7 with respect to trade receivables.

The financial instruments that are categorized FVTPL are mandatorily measured at FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2017			December 31, 2018
	Category	Carrying amount	Fair value	Interest rate used (***)	Carrying amount	Fair value	Interest rate used (***)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	867	867		416	416
Short term deposits	AC	150	150
Trade receivables	AC	1,040	1,040	4.47%	916	916	4.52%
Other receivables (**)	AC	9	9		11	11
Liabilities
Notes payable series C	AC	213	219	Market quote
Notes payable series D	AC	435	443	Market quote	327	332	Market quote
Notes payable series F	AC	650	659	Market quote	794	786	Market quote
Trade and other payables (**)	AC	865	865		785	785
Borrowing K	AC	75	75	3.71%
Borrowing L	AC	200	200	4.25%
Borrowing O	AC	100	110	4.34%
Borrowing P	AC	125	125	2.38%	118	120	1.54%
Borrowing Q	AC	125	125	2.5%	125	127	2.05%
Interest payable (**)	AC	21	21		*	*
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	Representing an amount of less than NIS 1 million.
(**)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(***)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –    TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Trade (current and non-current)	1,260	1,130
Deferred interest income (note 2(n))	(27)	(26)
Allowance for credit loss	(193)	(188)
	1,040	916
Current	808	656
Non – current	232	260

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2017: 4.47% - 4.72%) (2018: 4.22% - 4.53%).

See also notes 2(j), 4(a)(4).

(b)	Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	New Israeli Shekels
	Year ended
	2016	2017	2018
	In millions
Balance at beginning of year	169	190	193
Receivables written-off during the year as uncollectible	(61)	(49)	(35)
Charge or expense during the year*	82	52	30
Balance at end of year	190	193	188

(*) Equivalent to net impairment losses on financial and contract assets, as presented in the statement of income as Credit losses.

See notes 6(a)(3),  regarding trade receivables credit risk.
Allowance for credit losses resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –    TRADE RECEIVABLES (continued)

(b)   Allowance for credit losses (continued)

The aging of gross trade receivables and their respective allowance for credit losses as of January 1, 2018 and December 31, 2018 is as follows:

	New Israeli Shekels			New Israeli Shekels
	January 1, 2018			December 31, 2018
	In millions			In millions
	Average expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	1%	977	13	2%	900	19
Less than one year	50%	112	56	56%	94	53
More than one year	73%	171	124	85%	136	116
		1,260	193		1,130	188

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –    INVENTORY

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Handsets and devices	60	60
Accessories and other	8	6
Spare parts	19	23
ISP modems, routers, servers and related equipment	6	9
	93	98

Write-offs recorded	5	4
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	558	586
Cost of inventory used as fixed assets	30	8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –  INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") (together: "the Parties") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner , subject to certain conditions, and by the Ministry of Communications. Pursuant to the NSA, the Parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by the Parties, starting with a pooling of the Parties radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the Parties, and one half is divided between the Parties according to the relative volume of traffic consumption of each party in the Shared Network (the "Capex-Opex Mechanism"). The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets, see note 22(a).

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA's effective date (i.e. following April  2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the Parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the Parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –  INVESTMENT IN PHI (continued)

The associates of the Group as of December 31, 2018, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2)). Both are incorporated and operate in Israel. As of December 31, 2018 the board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method. Set out below is summarized financial information for the associates.

	As at December 31
	2017	2018
PHI's accounts 100%:	NIS in millions	NIS in millions
Current assets	119	137
Non-current assets	218	312
Current liabilities	117	135
Non-current liabilities	218	312
Net assets	2	2

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	443	781
Commitments to purchase fixed assets	2	6
Guarantees made to third parties	1	1

	Year ended December 31
	2017	2018
PHI's accounts 100%:	NIS in millions	NIS in millions

Summarized statement of income
Revenue	477	495
Pre-tax Profit	-	-
After-tax profit	-	-
Total comprehensive income	-	-

Reconciliation to carrying amount:
Opening net assets of PHI	2	2
Profit for the period	-	-
Closing net assets of PHI	2	2

Carrying amount in PHI's net assets: Group's share (50%)	1	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –    INVESTMENT IN PHI (continued)

Balances and transactions with PHI – related party:

	New Israeli Shekels
	Year ended December 31
	2017	2018
	In millions
Cost of revenues	45	70

	New Israeli Shekels
	December 31,
	2017	2018
	In millions
Deferred expenses - Right of use	95	131
Current assets (liabilities)	(43)	(51)
Non-current investment in PHI	1	1
Other non-current assets (liabilities)	(7)	(14)

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –    INVESTMENT IN PHI (continued)

  Subsequent event: change in PHI's governance

At the beginning of January 2019 an amendment to the NSA agreement between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator which, among other things, cancelled the position of the independent director mentioned above who acted as a chairman, and no consideration was transferred between the Parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment the control over PHI thereafter is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company will account for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets (see note 2(g)) will be presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items as of December 31, 2018, for which the Company's investment in PHI's net assets is recognized under the equity method. Starting January 1, 2019 they will be consolidated in the financial statements as the Company’s share in a joint operation.

	New Israeli Shekels in millions
	December 31, 2018**
	Company's share (50%) in PHI's accounts	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(51)	18

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Other non-current assets	14	(14)	-

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables	52		52
Other current liabilities	3		3

NON CURRENT LIABILITIES
Dismantling and restoring sites obligation	14		14
Deferred revenues	142	(131)	11

EQUITY	1	(1)	-

*   Representing an amount of less than NIS 1 million.
** From the first quarter of 2019, the Company's interests in 50% of PHI's accounts will include a right-of-use non-current asset of approximately NIS 360 million, a lease current liability of approximately NIS 70 million, and a lease non-current liability of approximately NIS 290 million, recognized upon the implementation of IFRS 16 leases see note 3(2)(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –  PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2016	2,187	264	486	12	203	3,152
Additions in 2016	51	17	22	17	9	116
Disposals in 2016	235	74			78	387
Balance at December 31, 2016	2,003	207	508	29	134	2,881

Additions in 2017	55	7	97	109	6	274
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,893	154	604	138	137	2,926

Additions in 2018	48	11	122	146	10	337
Disposals in 2018	322	17	11	4	24	378
Balance at December 31, 2018	1,619	148	715	280	123	2,885

Accumulated depreciation
Balance at January 1, 2016	1,231	191	183	1	132	1,738
Depreciation in 2016	223	29	35	6	23	316
Disposals in 2016	230	74			76	380
Balance at December 31, 2016	1,224	146	218	7	79	1,674

Depreciation in 2017	204	22	36	24	15	301
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,263	108	253	31	91	1,746

Depreciation in 2018	174	13	39	66	12	304
Disposals in 2018	321	17	11	3	24	376
Balance at December 31, 2018	1,116	104	281	94	79	1,674

Carrying amounts, net

At December 31, 2016	779	61	290	22	55	1,207
At December 31, 2017	630	46	351	107	46	1,180
At December 31, 2018	503	44	434	186	44	1,211

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
Cost additions include capitalization of salary and employee related expenses	29	33	38

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –   INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers(2)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2016	2,123		73	276	13	662	3,147
Additions in 2016					4	82	86
Disposals in 2016					4	110	114
At December 31, 2016	2,123	-	73	276	13	634	3,119
Transition to IFRS 15(2)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050
Additions in 2018		91	3			68	162
Disposals in 2018		2				141	143
At December 31, 2018	2,123	175	3	276	-	492	3,069

Accumulated amortization
At January 1, 2016	1,588		41	219	10	333	2,191
Amortization in 2016	88		21	18	5	117	249
Disposals in 2016					4	110	114
At December 31, 2016	1,676	-	62	237	11	340	2,326
Transition to IFRS 15(2)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353
Amortization in 2018	88	49		18		86	241
Disposals in 2018		2				140	142
At December 31, 2018	1,852	62	-	273	-	265	2,452

Carrying amounts, net
At December 31, 2016	447	-	11	39	2	294	793
At December 31, 2017	359	71	-	21	-	246	697
At December 31, 2018	271	113	3	3	-	227	617

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	36	44	54

(2) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(5)

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –   DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2016	436
Additional payments in 2016	80
Balance at December 31, 2016	516
Additional payments in 2017	113
Balance at December 31, 2017	629
Additional payments in 2018	107
Balance at December 31, 2018	736

Accumulated amortization and impairment
Balance at January 1, 2016	383
Amortization in 2016	30
Balance at December 31, 2016	413
Amortization in 2017	40
Balance at December 31, 2017	453
Amortization in 2018	47
Balance at December 31, 2018	500

Carrying amount, net at December 31, 2016	103

Carrying amount, net at December 31, 2017	176
Current	43
Non-current	133

Carrying amount, net at December 31, 2018	236
Current	51
Non-current	185

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –   IMPAIRMENT TESTS

(1)	Goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2016	2017	2018
Terminal growth rate	0.5%	0.9%	1.0%
After-tax discount rate	9.8%	9.3%	9.5%
Pre-tax discount rate	11.9%	11.2%	11.5%

The impairment tests in the fixed-line segment as of December 31, 2016, 2017 and 2018 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2016, 2017 and 2018. See also note 4(a)(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016, 2017 and 2018.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –   PROVISIONS

	Group's share in PHI's provisions (see note 9)	Dismantling and restoring sites obligation	Legal claims (see note 20)	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2018	7	27	72	3
Additions during the year	7	*	18	6
Finance costs		*
Decrease during the year		**(14)	(28)	(7)
Balance as at December 31, 2018	14	13	62	2
Non-current	14	13
Current			62	2

Balance as at December 31, 2017	7	27	72	3
Non-current	7	27
Current			72	3

*   Representing an amount of less than NIS 1 million
** Decrease in the provision due to assignment of cell-sites to PHI

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group's long term debt as of December 31, 2018 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.
The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2018:

Annual interest rate
Notes payable series D	'Makam'(*) plus 1.2%
Notes payable series F (**)	2.16% fixed
Borrowing P (received in 2017)	2.38% fixed
Borrowing Q (received in 2017)	2.5% fixed

 (*)   'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.
 The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2018 to December 30, 2018 was 1.423%.

(**)   See also note 15 (2) and 15 (4).

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.
See note 15 (5) regarding financial covenants.

The following table details the changes in debentures, including cash flows from financing activities:

		Movement in 2018
	As at December 31, 2017	Cash flows used in financing activities, net	Non cash movements	As at December 31, 2018
			CPI adjustments and other finance costs
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	625	(382)		243
Notes payable, including current maturities	1,298	(174)	(1)	1,123
Interest payable	21	(69)	48	*
	1,944	(625)	47	1,366

* Representing an amount of less than NIS 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable issuance

In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million, payable in 5 equal annual installments on June 25 of each of the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis on June 25 and December 25.

In December 2017, the Company expanded Series F Notes in a principal amount of NIS 389 million under the same conditions.

In December 2018, following an agreement from September 2017 with certain Israeli institutional investors, the Company expanded Series F Notes in a principal amount of NIS 150 million under the same conditions.

The Company has engaged to expand Series F Notes in the future, see note 15(4) below.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

(3)	Borrowings early repayments

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million.  In addition, the Company early repaid borrowing K in June 2018, in a principal amount of NIS 75 million.

The early repayments resulted in additional finance costs of NIS 18 million recorded in December 2017 and NIS 9 million recorded in March 2018.

(4)	Notes payable issuance commitments

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F debentures in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F debentures in December 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE (continued)

(5)	Financial covenants

Regarding Series F Notes, Series G Notes (issued in January 2019) and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.3.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2018.

(6)	Notes payable buy back

The Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, were partially repurchased in 2016 (these notes are considered legally extinguished) as follows:

In March 2016, the Company repurchased approximately NIS 43 million par value of notes payable series B, at an average transaction price of approximately 1.104 NIS par value. The total amount paid was approximately NIS 48 million.

In March 2016, the Company repurchased approximately NIS 131 million par value of notes payable series E, at an average transaction price of approximately 1.073 NIS par value. The total amount paid was approximately NIS 141 million.

In April 2016, the Company repurchased approximately NIS 54 million par value of notes payable series C, at an average transaction price of approximately 1.136 NIS par value. The total amount paid was approximately NIS 61.5 million.

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million in 2016.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -    LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 14 million, NIS 17 million and NIS 20 million for the years 2016, 2017 and 2018 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.
The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2017	142	(103)	39
Current service cost	11		11
Past service cost	4		4
Interest expense (income)	4	(3)	1
Employer contributions		(9)	(9)
Benefits paid	(25)	17	(8)
Remeasurements:
Experience loss	2		2
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		(1)	(1)
At December 31, 2017	139	(99)	40
Current service cost	11		11
Interest expense (income)	3	(1)	2
Employer contributions		(8)	(8)
Benefits paid	(11)	7	(4)
Remeasurements:
Experience loss	2		2
Return on plan assets		(3)	(3)
At December 31, 2018	144	(104)	40

Remeasurements are recognized in the statement of comprehensive income.
The expected contribution to the defined benefit plan during the year ending December 31, 2019 is approximately NIS 8 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -    LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2017	2018
Interest rate weighted average	2.73%	3.29%
Inflation rate weighted average	1.11%	1.62%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2018
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.8)	0.6
Expected turnover rate	0.3	(0.4)
Future salary increases	0.4	(0.4)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2018:

NIS in millions
2019	27
2020	20
2021	12
2022 and 2023	20
2024 and thereafter	87
166

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –   COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2016, 2017 and 2018 the Company recorded expenses in a total amount of approximately NIS 64 million, NIS 63 million and NIS 76 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2018, the Group is committed to acquire property and equipment and software elements for approximately NIS 83 million.

(3)	At December 31, 2018, the Group is committed to acquire inventory in an amount of approximately NIS 817 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2018, the Group is committed to pay for capacities over the following years an amount of NIS 188 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2019	46
2020	45
2021	47
2022	47
2023	3
188

In addition, under the terms of the ROU agreements, as of December 31, 2018 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2019 to 2023 is approximately NIS 40 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –   COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2018, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 23 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2018 is NIS 123 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million.
In 2019 due to cancellation of licenses, the Company is in the process to cancel guarantees in an aggregate amount of NIS 10 million (see note 1(c)).

(6)	Covenants and negative pledge – see note 15(5).

(7)	See note 15(4) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 –   DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015.

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million, NIS 217 million and NIS 108 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –  OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. During 2017 and 2018 significant portion of cell sites were assigned to PHI.

(4)	As of December 31, 2018 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals (undiscounted) in respect of the Company's leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2018
In millions
2019	76
2020-2021	114
2022-2023	87
2024-2025	51
2026-2027	18
2028 and thereafter	26
372

With respect to PHI's operating expenses commitment see note 9.

(6)
The rental expenses for the years ended December 31, 2016, 2017 and 2018 were approximately NIS 213 million, NIS 178 million, and NIS 169 million, respectively. Commencing April 2016, rent expenses of cell sites of the Company, Hot Mobile and PHI are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –   LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 62 million at December 31, 2018.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	23	582
NIS 101 - 400 million	5	1,118
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	17	-
Total	47	3,105

With respect to 4 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

2.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 –   LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, Partner filed an appeal of this decision. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, the Company filed an appeal of this decision. The Company estimates that the damages that the Company will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above in a total amount of NIS 56 million (other than the 4 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 4 additional claims in a total amount of NIS 358 million (other than the 4 claims mentioned above), the court approved settlement agreements and withdrawals.

2.	Employees and other claims

This category includes 1 claim: In March 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement which was approved by the Court in July 2018. Partner is currently implementing the amended settlement agreement. The damages that Partner is required to pay are immaterial.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –   LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2018 the Company provided the local authorities with 490 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

C.	Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –   EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million, and during 2018 the Company purchased its own 6,501,588 shares at the cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under a share based compensation plan: Company's Equity Incentive Plan as restricted shares awards ("RSAs") (see (b) below).

As of December 31, 2018 a total of 8,560,264 treasury shares remained, of which 1,210,833 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -    EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(1)	Description of the Equity Incentive Plan (continued)

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 26,917,000, of which 7,076,034 remained ungranted as of December 31, 2018. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-
Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2018
	Number of options	Number of RSAs
Granted	33,840,569	5,112,078
Shares issued upon exercises and vesting	(6,524,865)	(2,409,314)
Cancelled upon net exercises, expiration
and forfeitures	(17,618,438)	(1,493,243)
Outstanding	9,697,266	1,209,521
Of which:
Exercisable	6,266,965
Vest in 2019	1,352,861	516,869
Vest in 2020	1,096,972	389,199
Vest in 2021	777,962	254,937
Vest in 2022	202,506	48,516

As of December 31, 2018 the Company expects to record a total amount of compensation expenses of approximately NIS 21 million during the next four years with respect to options and restricted shares granted through December 31, 2018.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -    EQUITY AND SHARE BASED PAYMENTS (continued)

  b.     Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2016, 2017 and 2018 and the changes therein during the years ended on those dates:

	Year ended December 31
	2016		2017		2018
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	12,686,317	29.52	11,285,901	29.14	8,708,483	29.67
Granted during the year	998,433	18.14	1,201,358	19.45	2,536,362	18.59
Exercised during the year	(284,251)	15.74	(1,906,991)	17.38	(778,616)	17.11
Forfeited during the year	(1,219,648)	20.58	(988,566)	22.91	(307,055)	18.79
Expired during the year	(894,950)	38.16	(883,219)	43.10	(461,908)	28.17
Outstanding at the end of the year	11,285,901	29.14	8,708,483	29.67	9,697,266	28.19
Exercisable at the end of the year	5,912,904	37.77	5,190,586	36.66	6,266,965	33.39
Shares issued during the year due exercises	47,484		319,259		94,276

RSAs:
Outstanding at the beginning of the year	2,900,626		1,955,414		1,344,297
Granted during the year	417,176		507,146		813,310
Vested during the year	(858,397)		(753,106)		(791,796)
Forfeited during the year	(503,991)		(365,157)		(156,290)
Outstanding at the end of the year	1,955,414		1,344,297		1,209,521

	Options granted in 2016	Options granted in 2017	Options granted in 2018
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.02	5.43	4.36
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	39.5%	37.6%	34.14%
Risk-free interest rate	0.54%	0.53%	0.79%
Expected life (years)	3	3	3.16
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition. The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -    EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

            (4)     Information about outstanding options by expiry dates

            Share options outstanding as of December 31, 2018 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2019	1,535,250	46.99
2020	2,073,311	38.95
2021	1,930,493	20.52
2022	683,971	22.82
2023	937,879	19.32
2024	2,536,362	18.59
	9,697,266	28.19

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –    INCOME STATEMENT DETAILS

(a)   Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2018, in addition to deferred revenues (see table below), is approximately NIS 253  million (mainly services). Of which the Group expects that approximately 38% will be recognized as revenue during 2019, approximately 21% will be recognized as revenue during 2020, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance at January 1, 2017	226	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(29)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	30
Balance at December 31, 2017	195	46
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(21)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	20
Balance at December 31, 2018	164	45

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,045	418	(95)	1,368
Segment revenue - Services to business customers	798	434	(76)	1,156
Segment revenue - Services revenue total	1,843	852	(171)	2,524
Segment revenue - Equipment	643	92		735
Total Revenues	2,486	944	(171)	3,259

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –   INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers*	1,126	320	(98)	1,348
Segment revenue - Services to business customers*	852	457	(75)	1,234
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

* Service revenues for 2017 were reallocated between private and business customers.

Revenues from services are recognized over time. For the years 2017 and 2018 revenues from equipment are recognized at a point of time, except for NIS 11 million and NIS 16 million, respectively, which were recognized over time. Revenues from equipment for the years 2017 and 2018 include revenues from operating leases according to IAS 17, in an amount of NIS 11 million and NIS 16 million, respectively.
Revenues from services for the years 2017 and 2018 include revenues from operating leases according to IAS17 in an amount of NIS 10 million and NIS 37 million, respectively. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for expected credit losses.

(b) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Transmission, communication and content providers	814	738	742
Cost of equipment and accessories	625	519	543
Depreciation and amortization	501	477	457
Wages, employee benefits expenses and car maintenance	270	293	310
Costs of handling, replacing or repairing equipment	93	75	73
Operating lease, rent and overhead expenses	258	184	184
Network and cable maintenance	150	97	109
Internet infrastructure and service providers	68	95	143
IT support and other operating expenses	62	61	56
Amortization of rights of use	30	40	47
Other	53	48	36
Total cost of revenues	2,924	2,627	2,700

(c) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages, employee benefits expenses and car maintenance	177	(*)106	111
Advertising and marketing	68	44	46
Selling commissions, net	82	(*)29	27
Depreciation and amortization	55	(*)54	77
Operating lease, rent and overhead expenses	29	23	19
Other	15	13	13
Total selling and marketing expenses	426	269	293

(*) See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –   INCOME STATEMENT DETAILS (continued)

(d) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages, employee benefits expenses and car maintenance	101	79	76
Professional fees	32	22	21
Credit card and other commissions	14	14	14
Depreciation	9	9	11
Other	25	20	26
Total general and administrative expenses	181	144	148

(e) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car rent and maintenance before capitalization	537	503	543
Less: expenses capitalized (notes 10, 11)	(65)	(77)	(92)
Service costs: defined benefit plan (note 16(2))	17	15	11
Service costs: defined contribution plan (note 16(1))	14	17	20
Employee share based compensation expenses (note 21(b))	45	20	15
	548	478	497

See also note 28 with respect of collective employment agreement.

NOTE 23 –   OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2016	2017	2018
	In millions
Unwinding of trade receivables	41	27	25
Other income, net	4	4	3
	45	31	28

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –   FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Net foreign exchange rate gains	7	2	*
CPI linkage income	2
Interest income from cash equivalents	1	2	2
Other	3	*	*
Finance income	13	4	2

Interest expenses	105	171	47
CPI linkage expenses		4	3
Other finance costs	13	9	5
Finance expenses	118	184	55
	105	180	53

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 –   INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%).

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    INCOME TAX EXPENSES (continued)

c.     Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2016	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2018
Allowance for credit losses	45	6		(6)	45	*		45	(2)		43
Provisions for employee rights	14	*	2	(2)	14	*	1	15	2	*	17
Depreciable fixed assets and software	(53)	13		5	(35)	8		(27)	8		(19)
Intangibles, deferred expenses and carry forward losses	22	(8)		(5)	9	7		16	(24)		(8)
Options granted to employees	3	4		(1)	6	*		6	(1)		5
Other	18	(18)		2	2	(2)		*	*		*
Total	49	(3)	2	(7)	41	13	1	55	(17)	*	38

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    INCOME TAX EXPENSES (continued)

  c.    Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2017	2018
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	80	69
Deferred tax assets to be recovered within 12 months	50	52
	130	121
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	63	64
Deferred tax liabilities to be recovered within 12 months	12	19
	75	83
Deferred tax assets, net	55	38

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
Profit before taxes on income,
as reported in the income statements	88	135	63
Theoretical tax expense	22	32	14
Increase in tax resulting from disallowable deductions	11	8	9
Taxes on income in respect of previous years	(4)	(10)	(15)
Change in corporate tax rate, see (b) above	7
Temporary differences and tax losses for which no deferred income
tax asset was recognized		(9)	(1)
Income tax expenses	36	21	7

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25-     INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
For the reported year:
Current	31	44	6
Deferred, see (c) above	2	(4)	17
Effect of change in corporate tax rate on
deferred taxes	7
In respect of previous year:
Current	(4)	(10)	(15)
Deferred, see (c) above		(9)	(1)
	36	21	7

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2015. During 2017, the Company received final tax assessments for the years 2014 and 2015.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2016. During 2018, a subsidiary received final tax assessments for the years 2013 through 2016.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2013 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -    TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

 Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	22	21	22
Long term employment benefits	3	3	3
Employee share-based compensation expenses	17	11	9
	42	35	34

	New Israeli Shekels
	December 31,
	2017	2018
Statement of financial position items - key management	In millions
Current liabilities:	11	9
Non-current liabilities:	11	10

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a). As of December 31, 2018 the principal shareholder held 49,862,800 ordinary shares. See also note 21(a).

d.	Associates – investment in and balances with PHI – see note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –   EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2016	2017	2018
Profit used for the computation of
basic and diluted EPS attributable to the owners of the Company (NIS in millions)	52	114	57

Weighted average number of shares used
in computation of basic EPS (in thousands)	156,268	162,733	165,979

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	1,828	1,804	983

Weighted average number of shares used in
computation of diluted EPS (in thousands)	158,096	164,537	166,962

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	8,906	5,650	9,609

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –   COLLECTIVE EMPLOYMENT AGREEMENT

In March 2019 the Company signed a new collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") that includes an economic chapter, for the years 2019-2021 ("the Collective Employment Agreement"). The Collective Employment Agreement grants Partner employees, among other things: an immediate salary increase for employees with a seniority of 1.5 years or more; an additional salary increase contingent upon the Company's performance; sharing of the Company's profits and the terms of eligibility for these grants in the years 2019-2021. In addition, the Parties agreed to negotiate at a later time a salary increase mechanism for the years 2020 and 2021.

The estimated additional cost of the Collective Employment Agreement for the years 2019-2021 is NIS 11 million not including salary increases for the years 2020-2021 (but including the salary increase effect of 2019 for the entire agreement term).

NOTE 29 –   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of approval of the financial statements, see also note 9.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2018

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2018. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, regulatory developments, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2018 NIS 3.748 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2017	2018
	In millions

Service revenues	2,582	2,524
Equipment revenues	686	735
Total revenues	3,268	3,259

Cost of revenues – Services	2,083	2,131
Cost of revenues – Equipment	544	569
Total Cost of revenues	2,627	2,700

Gross profit	641	559

Total revenues. In 2018, total revenues were NIS 3,259 million (US$ 870 million), approximately unchanged from NIS 3,268 million in 2017.

Revenues from services. Service revenues in 2018 totaled NIS 2,524 million (US$ 673 million), a decrease of 2% from NIS 2,582 million in 2017.

Revenues from equipment. Equipment revenues in 2018 totaled NIS 735 million (US$ 196 million), an increase of 7% from NIS 686 million in 2017, largely reflecting an increase in sales volumes of both cellular devices and other digital audio, visual and related equipment.

Gross profit from service revenues. The gross profit from service revenues in 2018 was NIS 393 million (US$ 105 million), compared with NIS 499 million in 2017, a decrease of 21%.  This decrease reflected both the decrease in the service revenues and the increase in the cost of service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2018 was NIS 166 million (US$ 44 million), compared with NIS 142 million in 2017, an increase of 17%.  This increase reflected increases in gross profit from equipment sales for both the cellular and fixed-line segments. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses and credit losses. Reported selling, marketing, general and administrative expenses and credit losses totaled NIS 471 million (US$ 126 million) in 2018, an increase of 1% compared with NIS 465 million in 2017. This increase mainly reflected an increase in depreciation and amortization expenses related to the amortization of the costs of obtaining contracts with customers (under IFRS 15), partially offset by a decrease in credit losses.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,996 million (US$ 533 million) in 2018, an increase of 3% or NIS 50 million from 2017. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,131 million in 2018) and selling, marketing, general and administrative expenses and credit losses (NIS 471 million in 2018), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 606 million in 2018). The increase in total operating expenses in 2018 mainly reflected increased operating expenses (mainly content costs, internet infrastructure expenses and salaries and related expenses) related to TV services and internet services (in cost of service revenues).  These increases were partially offset by decreases in (i) international call expenses (in cost of service revenues), (ii) credit losses, and (iii) other expense items, including as a result of various efficiency measures.

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2018 amounted to NIS 2,602 million (US$ 694 million), an increase of 2% compared with 2017. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2017 the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million. No income was recorded in 2018, and none will be recorded for future periods, with respect to the settlement agreement. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”, and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 7 million) in 2018, compared to NIS 31 million in 2017, a decrease of 10%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2018 was NIS 116 million (US$ 32 million), a decrease of 63% compared with operating profit of NIS 315 million in 2017.

Finance costs, net. Finance costs, net in 2018 were NIS 53 million (US$ 15 million), a decrease of 71% compared with NIS 180 million in 2017. The decrease largely reflected the impact of early debt repayment expenses in 2017 in an amount of NIS 94 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million, in addition to a decrease in interest expenses reflecting the lower average level of indebtedness and a lower average interest rate, partially offset by early loan repayment expenses of NIS 9 million recorded in 2018. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2018 was NIS 63 million (US$ 17 million), a decrease of 53% compared with NIS 135 million in 2017, reflecting the decrease in operating profit, partially offset by the decrease in finance costs, net.

Income taxes on profit. Income taxes on profit for 2018 were NIS 7 million (US$ 2 million), compared with NIS 21 million in 2017.

An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

A one-time income of NIS 16 million in income tax expenses was recorded in 2018, mainly due to an income tax audit of the Company's subsidiary.

The effective tax rate of the Company was 11% in 2018 compared with 16% in 2017, compared with the regular corporate tax rate in Israel of 23% for 2018 and 24% for 2017, largely as a result of the one-time factors as described above.

Excluding the one-time factors, the effective tax rate of the Company in 2017 and 2018 would have been 30% and 37%, respectively.  The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate (excluding one-time effects) mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2018 was NIS 56 million (US$ 15 million), a decrease of 51% compared with NIS 114 million in 2017.   Based on the weighted average number of shares outstanding during 2018, basic earnings per share or ADS was NIS 0.34 (US$ 0.09), compared with NIS 0.70 in 2017.

For information regarding potential downward impacts on profits in 2019, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2018 totaled NIS 722 million (US$ 193 million), a decrease of 21% from NIS 917 million in 2017. As a percentage of total revenues, Adjusted EBITDA in 2018 was 22% compared with 28% in 2017.

Results of Operation By Segment For The Year Ended December 31, 2018 Compared To The Year Ended December 31, 2017

Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2018 were NIS 2,486 million (US$ 663 million), a decrease of 4% from NIS 2,588 million in 2017.

Revenues from services. Service revenues for the cellular segment in 2018 totaled NIS 1,843 million (US$ 492 million), a decrease of 7% from NIS 1,978 million in 2017. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.4 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2018, compared with approximately 2.5 million in 2017 and 2.3 million in 2016.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 114 million (US$ 30 million) in 2018, a decrease of 22% from approximately NIS 146 million in 2017, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2018 totaled NIS 643 million (US$ 172 million), an increase of 5% from NIS 610 million in 2017, mainly reflecting an increase in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2018 was NIS 134 million (US$ 36 million), compared with NIS 120 million in 2017, an increase of 12%. This increase mainly reflected the increase in the volume of equipment sales, as described above, in addition to a small increase in profit margins from sales due to a change in the product mix.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 2% from NIS 1,470 million in 2017 to NIS 1,435 million (US$ 383 million) in 2018.  This decrease mainly reflected a decrease in depreciation and amortization expenses related to the cellular network, which was partially offset by an increase in the amortization expenses of rights of use. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2018 amounted to NIS 343 million (US$ 92 million), a decrease of 7% from NIS 367 million in 2017. The decrease mainly reflected decreases in three expense items: (1) in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017; (2) in advertising and marketing expenses; and (3) in payroll and related expenses. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,476 million (US$ 394 million) in 2018, a decrease of 3% or NIS 49 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,932 million, a decrease of 3% compared with 2017.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million. No income was recorded in 2018, and none will be recorded for future periods, with respect to the settlement agreement. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2018 was NIS 68 million (US$ 18 million), a decrease of 72% compared with NIS 244 million in 2017, reflecting the impact of the decreases in service revenues and in income with respect to the settlement agreement with Orange, which was partially offset by the reduction in total operating expenses, and the increase in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 524 million (US$ 140 million) in 2018, a decrease of 26% from NIS 710 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2018 was 21% compared with 27% in 2017.

Fixed Line Services Segment

Total revenues. Total revenues in 2018 for the fixed-line segment were NIS 944 million (US$ 252 million), an increase of 11% compared with NIS 853 million in 2017.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 852 million (US$ 227 million) in 2018, an increase of 10% compared with NIS 777 million in 2017.  This increase mainly reflected an increase in revenues from TV services and from internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2018 totaled NIS 92 million (US$ 25 million), an increase of 21% compared with NIS 76 million in 2017, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2018 was NIS 32 million (US$ 9 million), compared with NIS 22 million in 2017, an increase of 45%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 14% from NIS 613 million in 2017 to NIS 696 million (US$ 186 million) in 2018.  This increase mainly reflected increased operating expenses related to TV services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation expenses of subscriber equipment), as well as increases in expenses related to internet services and in depreciation expenses of the fixed-line network. These factors were partially offset by a decrease in international call expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2018 amounted to NIS 128 million (US$ 34 million), an increase of 31% from NIS 98 million in 2017. The increase largely reflected increases in advertising and marketing expenses related to fixed-line services and in payroll and related expenses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 691 million (US$ 184 million) in 2018, an increase of 16% or NIS 97 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses for the fixed-line segment totaled NIS 841 million, an increase of 15% compared with 2017.

Operating profit. Operating profit for the fixed-line segment was NIS 48 million (US$ 13 million) in 2018, a decrease of 32% compared to NIS 71 million in 2017, mainly reflecting the increased total operating expenses related to TV services and internet services, which more than offset the increase in revenues from TV services and internet services and in gross profit from equipment sales.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 198 million (US$ 53 million) in 2018, a decrease of 4% from NIS 207 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2018 was 21% compared with 24% in 2017.

Annex “D”

 [THIS IS A CONVENIENCE TRANSLATION OF THE BINDING HEBREW
VERSION OF THE COMPENSATION POLICY FOR OFFICE HOLDERS]

Partner Communications Company Ltd. (“the Company”)

October~~September~~ 29~~8~~, 2019~~6~~

Compensation Policy for Office Holders

1.	General

1.1
Pursuant to the provisions of the Companies Law (Amendment number 20), 5773 - 2012 (“Amendment 20”), a Compensation Policy for Office Holders of the Company is hereby being adopted (“the Compensation Policy” or “the Policy”), as this term is defined in the Companies Law, 5759 – 1999, as amended (“the Companies Law”), including section 267.A of the Companies Law. Terms defined in the Companies Law and not defined in this document shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise.

1.2
The Terms of Office and Employment of the Office Holders of the Company shall be determined on the basis of the Compensation Policy as defined hereunder (“the Compensation” or “Compensation Plan”) and shall be submitted for approval by the Compensation Committee of the Board of Directors of Partner Communications Company Ltd. (“the Company”), the Company’s Board of Directors or the shareholders (as relevant), as required pursuant to the Companies Law.[1]

1.3
At least once every three years, and after receiving the recommendation of the Compensation Committee, the Company’s Board of Directors shall discuss and decide about approving a Compensation Policy for the Company's Office Holders. The Compensation Committee and Board of Directors shall also review the Company’s Compensation Policy and the need to amend it to conform to the provisions of law from time to time, in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting as required pursuant to the Companies Law. However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the General Meeting’s opposition, the adoption of the Policy is for the benefit of the Company.

[1]
Insofar as the Office Holder is holding office through a company under his ownership, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a salary, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

1.4
The Compensation Policy shall remain in effect in its current format for a three-year period as of the date of approval of the Compensation Policy by the General Meeting of the shareholders or until amended or terminated by the Company’s relevant organs, subject to all statutory provisions. If the General Meeting of the shareholders does not approve the Compensation Policy and the Company’s Board of Directors shall resolve to adopt it notwithstanding the General Meeting’s opposition as stated, then the Compensation Policy shall remain in effect for a three-year period as of the date of the Board of Directors’ approval as stated. To dispel any doubt, it is stated that the provisions of the Compensation Policy, unless explicitly noted otherwise, shall also apply to the annual Bonus in respect of 2019~~6~~ (the indices and targets for determining bonuses were defined at the beginning of 2019~~6~~).

1.5
The Compensation Policy, as specified hereunder, was formulated during an orderly internal process conducted at the Company in conformity with the provisions of Amendment 20, and is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and with the Company’s overall strategy over time. The purpose of the Policy is to set guidelines for the mode of compensation of the Company’s Office Holders. The Company’s Management and the Company’s Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. This document presents the indices that derived from the principles of the formulated Compensation Policy, as specified hereunder in clause 5.

1.6
It is hereby clarified that no statement in this document purports to vest any right to the Office Holders to whom the principles of the Compensation Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

1.7
The purpose of the Policy is to set guidelines for the mode of compensation of Office Holders of the Company. Therefore, the indices presented are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each Office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

2.	Definitions

“Phantom Options” – virtual options that represent a theoretical holding of a particular number of stock options of the Company. They vest a right to the value of the stock, similarly to stock options that are exercisable while offsetting the exercise price; i.e., they reflect only the benefit component generated for the offeree, if any has been generated, on the exercise date. On the exercise date of the Phantom Options, the offeree will receive the sum equivalent to the difference between the theoretical exercise price of each option and the share price on that date. In other words, when exercising the Phantom Options, the offerees are not receiving the underlying shares, but rather, if the share price has risen above the exercise price, they receive a financial gain according to the rise in value of the Company’s shares underlying the Phantom Options they hold, from the option allotment date until the exercise date (i.e., the difference between the base price of the theoretical exercise price of the Phantom Option and the determinant share price on the exercise date). The calculation uses a formula according to predefined conditions outlined in the Phantom Option plan.

“Restricted Stock Units” – an undertaking to grant one share in respect of each unit at the end of the predefined vesting period (provided that the offeree is employed at the Company on that date) and subject to predefined conditions. These units are exercisable for shares of the Company at an exercise price that is the par value of the Company’s share. Since the units do not constitute shares, they are not eligible for rights that shares of the Company confer, such as the right to vote and the right to dividends. Nonetheless, similarly to options, various adjustments might be made to the units so that they will be eligible for dividends or so that they will be adjusted due to distributions and changes in equity, such as splitting/consolidation of shares and a distribution of bonus rights. The Restricted Stock Units may be held in trust by a trustee.

“Restricted Shares” – restricted shares that are issued to offerees and are subject to a vesting period, so that offerees cannot sell the shares until the end of the vesting period. The shares are to be held in trust by a trustee in favor of the offerees and shall vest the offerees full rights, including voting rights (voting by virtue of these shares shall be arranged in advance during the blocked period) and the right to receive dividends (which shall be held in trust by the trustee until the end of the blocked period). Apart from special cases that are explicitly defined, the trustee shall return shares to the Company that it is holding in favor of offerees who are no longer employed by the Company when the shares vest, as well as any additional sum held by the trustee that has accrued in respect of these shares.

“Bonus” – a one-time payment (or divided into a number of payments) that is not an Ongoing Remuneration and that is not Equity Compensation.

“Severance Bonus” – as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy – a Bonus, payment, remuneration, compensation or any other benefit given to an Office Holder in relation to the termination of his position at the Company.

“Monthly Salary” – an Office Holder’s monthly salary, excluding social allocations and additional benefits.

“Office Holder” – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – general manager (CEO), chief business manager (CFO), deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager.

“Variable Component” – any payment in respect of the holding of an office or employment that is not part of the Ongoing Remuneration, when all or a portion of the payment depends on variables that are unknown at the time the payment is determined, such as an annual Bonus, a portion of which is contingent upon future financial results, or Equity Compensation, but not a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus).

“Fixed Component” – the cost of the Ongoing Remuneration and any other payment in respect of the holding of an office or employment, that is entirely independent of variables that are unknown at the time the payment is determined, such as a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus and a Retention Bonus).

“Ongoing Remuneration” – the cumulative Monthly Salary during a period of twelve months, including the base salary and social allocations and additional benefits, which may include: allocations in respect of a provident fund, pension, severance pay, annual vacation, 13th salary, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), participation in various expenses, such as tuition, etc., convalescence pay, car, mobile and residential phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of mobile and residential phones.

“Equity Compensation” – options, Phantom Options, Restricted Stock Units, Restricted Shares, as described below, or any other equity compensation that is based on securities of the Company.

“The Existing Equity Incentive Plan” – the Company’s Equity Incentive Plan.2

 “Compensation Plan” – a plan that relates to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, in relation to a particular matter or a variety of matters.

[2]	Amended and Restated 2004 Company Equity Incentive Plan and any other equity incentive plan of the Company that will be approved in the future.

“Terms of Office and Employment” of an Office Holder – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – the Terms of Office or Employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or indemnification under a permit to indemnify, Severance Bonus, and any benefit, other payment or undertaking of a payment as stated, which are being given because of service or employment as stated.

3.	Policy, supervision and control over the Office Holders’ Compensation

The Office Holders’ Compensation Policy shall be approved by the Company’s Board of Directors following the process specified hereunder:

3.1
The Board of Directors is responsible for managing and implementing the Compensation Policy and for all operations required for this purpose, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it. Without derogating from that stated and subject to the requirements of the Companies Law, subsequent to its approval by the Compensation Committee, the Board of Directors shall formulate and approve a Compensation Plan for Office Holders, while referring to the Compensation Policy and while referring to data to be submitted for this purpose by the Company’s CEO or any delegate on his behalf at the time of the relevant review.

3.2
Notwithstanding all that stated in this Policy, prior to adopting a resolution regarding the granting of compensation pursuant to this Policy, the Board of Directors may decide (upon the recommendation of the Compensation Committee) to reduce or cancel amounts of the Bonuses (or a portion thereof) that shall be calculated by virtue of the approved Compensation Plans, for the reasons specified in this document and particularly, due to the Company’s results, as well as other considerations, the reasons for which shall be specified.

3.3
As is required and pursuant to the provisions of Amendment 20, the Company’s Board of Directors has appointed a board committee to address compensation issues (hereinabove and hereinafter: “the Compensation Committee”), inter alia, for the purpose of performing its functions as required pursuant to the provisions of section 118.B. of the Companies Law:

(1)	to recommend the Compensation Policy for Office Holders to the Board of Directors;[3]

(2)	to recommend that the Compensation Policy be updated from time to time, and to review its implementation;

(3)	to decide whether to approve transactions involving Terms of Office and Employment of an Office Holder, director and controlling shareholder or a relative thereof; and

[3]	As stated above, the Compensation Policy shall be reviewed and approved at least once every three years.

(4)	to decide whether to exempt the Terms of Office of a candidate for the office of CEO from the need for approval by the General Meeting.

3.4
Correct to the adoption date of this Policy, three members have been appointed to the Compensation Committee, comprised of all of the incumbent external directors of the Company and one independent director. Correct to the adoption date of this Policy, the following directors have been appointed to the Compensation Committee of the Board of Directors:

•	Mr. Barry Ben-Zeev (committee chairman; external director)

•	Dr. Jonathan Kolodny~~Michael Anghel~~ (external director)

•	Mr. Arik Steinberg (independent director).

3.5
The Board of Directors or the Compensation Committee may receive the assistance of external consultants for the purpose of formulating or updating the Compensation Policy and for supervising and controlling the approved Policy, to the extent that shall be deemed appropriate.

3.6
The Company’s Board of Directors shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, in order to ensure that it is being implemented and, with the assistance of the Compensation Committee, the Board shall periodically review the implementation of the Policy (at least once a year) and shall prescribe rules for control, reporting and rectification of Policy deviations, all as specified hereunder in clause 10.

3.7
Furthermore, any payment that is not an Ongoing Remuneration that shall be paid to an Office Holder pursuant to his/her particular Compensation Plan, insofar as it shall be paid, and which constitutes a Variable Component or a Fixed Component, is not and shall not be deemed part of the Office Holder’s base salary, for all intents and purposes.

4.	Principles of the Compensation Policy for Office Holders

The Compensation Policy was formulated in conformity with the resolution of the Company’s Board of Directors, with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk management policy, the size of the Company, its financial position and the nature of its operations.

The Company designed the mechanism for compensating Office Holders in a manner intended to encourage them to improve the Company’s business processes and mode of operation and to encourage them to increase the Company’s profitability over time. The Compensation Policy was set in a manner that is congruent with the Company’s business strategy and constitutes an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and to ensure that the Company can retain those Office Holders who have been contributing to the Company over time.

The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, Annual Bonus and Equity Compensation, all being pursuant to the principles specified hereunder in this document.

5.	Outline for defining a personal Compensation Plan for Office Holders of the Company

A personal Compensation Plan shall be defined for each of the Office Holders of the Company on the basis of the following outline and subject to the principles prescribed in the outline. Each Office Holder shall be informed of his/her personal Compensation Plan.

5.1
A personal Compensation Plan or a portion thereof may be arranged within the scope of a plan that applies to all or a portion of the Office Holders. The following practical considerations shall be taken into account when approving a personal Compensation Plan for an Office Holder:

5.1.1	The Office Holder’s education, qualifications, expertise and professional experience and achievements in his/her current position and, to the extent relevant, in his/her previous position;

5.1.2	The Office Holder’s position, spheres of responsibility and previous remuneration agreements signed with the Office Holder;

5.1.3
The ratio between the cost of the Office Holder’s Terms of Office and Employment and the cost of the remuneration of the rest of the employees of the Company and the employees of contractors who are working for the Company, and particularly, relative to the average and median remuneration of employees as stated[4]; whether this ratio is appropriate and why, and the impact of the gaps between them on the labor relations in the Company, if there is any impact;

In this context – “employees of contractors who are working for the Company” – as defined in the Companies Law from time to time.

5.1.4
Insofar as the Compensation Plan shall include Variable Components, the considerations should include, inter alia: the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all from a long-term perspective and depending upon the Office Holder’s position. The Board of Directors shall have discretion with regard to reducing the Variable Components, inter alia, as stated above in clauses 3.2 and 3.7.

5.2	Directors’ Compensation

5.2.1
The securities of the Company are listed for trading in Israel and in the United States. As a result, inter alia, the burden imposed on the Company’s directors, as well as their responsibility, derive from the requirements of both legal systems. Furthermore, the Company operates in an extremely competitive sphere of business activity in a challenging regulatory environment, and this requires our directors to possess considerable expertise. In order to retain high-quality directors who possess expertise and contribute significantly to the Company, the Company believes that they should be compensated commensurately.

[4]
In 2018~~5~~, the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 20.4~~26.5~~, and compared to the cost of the median remuneration of the employees is 28.5~~40.4~~; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 9.3; and compared to the cost of the median remuneration of the employees is 13~~.7~~.

The ratios stated above were calculated without taking into account the Equity Compensation component, since some of the options held by the Company’s employees are "out of the money" and there is a concern that the inclusion of this component may cause a misleading perception with respect to the value of the benefit to the beneficiary. Nevertheless, for the sake of completing the disclosure, detailed below are the ratios between the costs that include the Equity Compensation component: the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 26.1~~31.6~~, and compared to the cost of the median remuneration of the employees is 37~~49.2~~; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 12.3~~11.3~~; and compared to the cost of the median remuneration of the employees is 17.4~~6~~.

In 2018~~5~~, the ratio between the Variable Components together with the Equity Compensation and the Fixed Components is as follows: with respect to the CEO's compensation, the ratio is 1.16~~0.54~~; with respect to the average compensation of other Office Holders (excluding the CEO), the ratio is 0.78~~56~~.

The ratios stated above were calculated according to the Company's records with respect to the cost of the employees' remuneration and accumulated benefits in 2018~~5~~. The cost of the remuneration of an Office Holder who is not the CEO was calculated with respect to the Office Holders who held office during 2018~~5~~, except for Office Holders who held office in the Company for less than one quarter in that year, and except for Office Holders who are no longer holding office in the Company on the publication date of this Compensation Policy, since the inclusion of these Office Holders would have unreasonably distorted the said data. Furthermore, the cost of the remuneration of the incumbent CEO and of those Office Holders who held office during only a portion of 2018~~5~~ (more than one quarter of that year) was taken into account for the purpose of calculating a full year’s cost of remuneration. In addition, the cost of remuneration of employees of contractors who are working for the Company was not included in the cost of the employees' remuneration, since the inclusion of the cost of remuneration of employees of contractors in this calculation would have negligible impact and would not have led to a materially different outcome.

5.2.2
By virtue of their capacity as directors, the members of the Company’s Board of Directors and members of Board committees shall be entitled to compensation, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000 (hereinafter: “the Remuneration Regulations”). As long as it holds true that each of the members of the Board of Directors is an expert in his/her field, considering his/her education, qualifications, expertise and professional experience (not necessarily financial and accounting expertise or professional qualification), the financial compensation to each director shall be the same, apart from the Chairman. Additionally, the directors shall be entitled to reimbursement of expenses and shall benefit from the Company’s Office Holders’ insurance policy and from letters of indemnification and release that have been or shall be granted during this period (as stated hereunder in clause 6). The Company shall be able to grant directors an Equity Compensation, provided that the granting of an Equity Compensation to the External Directors shall be made through an allotment of Restricted Shares or through the use of any other equity instrument, but not by way of granting options and subject to Regulation 8.B of the Remuneration Regulations. Beyond that stated above, no additional compensation shall be given to Office Holders in their capacities as directors.

For this purpose, the Company’s Compensation Committee and Board of Directors shall consider the director’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the Compensation to the directors (subject to special circumstances) (or in the method of calculating it), the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations, but without it being required to take into account the other considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

5.2.3
Notwithstanding that stated above in clause 5.2.2, the Company has the discretion to grant the Chairman of the Board a higher compensation, that shall take into account the additional work imposed on him, the additional time that the Chairman of the Board is required to devote to the performance of his role, and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he shall be employed. The compensation to the Chairman of the Board for the fixed and variable compensation components (in cash and equity) shall not exceed 80% of the possible conditions of the CEO of the Company in accordance with the Compensation Policy.

5.3	The ratio between the Fixed Components and the Variable Components (equity and non-equity) and maximums set for Variable Components

When the Company institutions consider approving a personal Compensation Plan for an Office Holder or any particular compensation component in the said plan, the ratio between the Fixed Components (including the Ongoing Remuneration) and the Variable Components in the personal Compensation Plan of the relevant Office Holder shall be examined, in accordance with the rules set out in this Policy.

The Compensation Policy strives to reach an appropriate balance between the Variable Components and the Fixed Components of the Office Holder’s Compensation, in order to ensure that the Variable Components do not create conflicts with the Company’s overall long-term interests.

As a rule, the total of the Variable Non-Equity Components to be given to an Office Holder in respect of a single calendar year shall not exceed one (1) multiple of the Fixed Components in that year and, to the CEO, shall not exceed one and one half times (1.5) the Fixed Components in that year; the total of the Variable Equity Components to be given to an Office Holder in respect of a single calendar year shall not exceed three (3) times the Fixed Components in that year. In this regard, the Variable Equity Components for a single calendar year (cumulatively) shall be assessed according to the economic value on the grant date of any Variable Component distributed linearly over the vesting period (years) and not according to the accounting value attributed to that year. The total of all of the Variable (equity and non-equity) Components to be given to an Office Holder in respect of a single calendar year shall not exceed four (4) times the Fixed Components in that year. Insofar as an Office Holder worked at the Company for a period of less than one calendar year, the calculation shall be performed on a pro rata basis.

A.	The Fixed Component

5.4	Ongoing Remuneration

(That stated in this clause is the maximum level and does not confer a right to any employee to demand these terms)

5.4.1	Monthly Salary

When determining the Monthly Salary for Office Holders of the Company, the Company uses benchmark salaries in order to compare the reasonability and outward fairness of its compensation system, the aim being to recruit and retain key Office Holders at competitive market conditions. The comparative survey is conducted by the Company’s professional compensation advisor and focuses on companies operating in the same business environment as that of the Company, while considering the sizes and characteristics of the surveyed companies (including the volume of revenues, the profitability rate, the number of employees, the operating arena, etc.). In order to ensure that the sampling is representative, the comparison is performed relative to 15 – 25 companies, each of which has an operating turnover of at least NIS 1 billion, and an employee workforce in excess of 1,000 employees.

The compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at the surveyed companies according to the findings of the comparative survey, and according to the judgment of the Company’s Compensation Committee and Board of Directors. . The Monthly Salaries to be defined for Office Holders of the Company shall be up to a maximum of the 90th percentile relative to the monthly salaries of corresponding office holders at the benchmark companies.

The Monthly Salary is linked to the consumer price index (CPI), as published by the Central Bureau of Statistics and, as a rule, is updated on a monthly or quarterly basis according to the CPI of the month preceding the month for which the salary is being paid. If the CPI is negative, the Monthly Salary is not reduced accordingly; however, a negative CPI is offset from the next positive CPI. Any cost-of-living increase to be paid, if any, is deducted from each salary update.

5.4.2	Advance notice

As a rule, the advance-notice period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment. As a rule, the Office Holder is required to be at the service of the Company during the advance-notice period. The Company shall be allowed to waive the employment of the Office Holder during the advance-notice period, while paying the Ongoing Remuneration that would have been due to the Office Holder during this period were it not for the advance notice.

5.4.3	Adjustment period

The adjustment period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment.

5.4.4	Additional fringe benefits

5.4.4.1	Annual vacation, sick days and Office Holders’ routine annual medical examination

The Office Holders are entitled to vacation (the maximum vacation time shall not exceed 30 days per annum and the accumulation of vacation days may be restricted), sick days (the maximum number of sick days shall not exceed 30 days per annum and the accumulation of sick days may be restricted) and a routine annual medical examination according to the Company’s procedures.

5.4.4.2	Allocations to a pension plan and to a continuing education fund

The Company executes allocations and deductions from the Office Holders’ salary to a pension fund, to an Office Holders’ insurance plan or to a combined plan and to loss-of-work-capacity insurance, according to the Office Holder’s choice.

The Company executes allocations and deductions from the Office Holders’ salary to a continuing education fund, according to the Office Holder’s choice.

5.4.4.3	Car and phone

The Company may make available a company car of manager class for the Office Holders’ work-related purposes, and assumes the related expenses and, as a rule, also assumes the grossing up of the relevant tax, according to the instructions of the Income Tax Authority. The Company has the option of choosing to pay vehicle maintenance according to the Company's policy, as it may be from time to time.

The Company provides a mobile phone to the Office Holders and covers the cost of the use thereof, as a rule, only in Israel (however, for certain Office Holders, also international calls from Israel and from abroad). The Office Holders assume the value in use of the cell phone, according to the instructions of the Income Tax Authority. The Office Holders are entitled to purchase cellular phones from the Company at prices that will be determined by the Company, so long as the price of such phone shall not be less than 80% of the cost price of the phone and they will be entitled to benefit from tariff plans that are offered to Company employees as shall be customary from time to time.

The Office Holders are entitled to reimbursement of per diem expenses, hospitality and lodging in Israel and abroad, according to the Company’s procedures.

5.4.4.4	Additional benefits

The Company shall be allowed to grant additional benefits to the Company’s Office Holders, at a ratio that shall not exceed 10% of the annual cost of the relevant Office Holder’s Fixed Component.

B.	The Variable Component

5.5	Bonuses

5.5.1	Annual Bonus

The minimum criterion for receiving the annual Bonus is that the total EBITDA5 shall not have decreased by more than 35% of the EBITDA for the year preceding the year in respect whereof the bonus is payable6.

When calculating achievement of the EBITDA target and those targets constituting the basis for the annual Bonus, as specified hereunder, the Compensation Committee and the Board of Directors shall be allowed to neutralize those non-recurrent and exceptional events which, if taken into account, would lead to an outcome that, in their opinion, does not serve the objectives underlying the granting of the annual compensation and that undercompensates or overcompensates the Office Holders other than according to their performance.

Determination of the annual Bonus to Office Holders

5.5.1.1
The annual Bonus is based on targets at the level of the Company, the division and at a personal level, which are defined annually around the beginning of the calendar year, and usually, by no later than the end of February of that year, as specified hereunder.

5.5.1.2
The sum of the maximum annual Bonus to any Office Holder shall be set in advance, as specified in this Policy, in a manner that ensures an appropriate balance between the Bonus and the Fixed Components in the Office Holder’s Compensation Plan, and that is consistent with the limits specified above in clause 5.3.

[5]
It should be noted, that for the purpose of determining whether the minimum criterion for receiving the annual Bonus is met, the Company will calculate the EBITDA in a consistent manner, identical to the manner in which it calculated this data until now and according to which it reported the EBITDA data in its annual financial reports.

[6]
The minimum criterion for receiving the annual Bonus was set in light of the high volatility that is characteristic of the Israeli telecommunications market and in light of the sharp decrease in the Company's EBITDA over the past three years. ~~For the avoidance of doubt, the minimum criterion for receiving the 2016 annual bonus that was determined in the Former Compensation Policy shall apply.~~

5.5.1.3
The sum of the annual Bonus that shall actually be paid to an Office Holder, shall be calculated using a formula that usually takes into account the following three components: achievement of the Company’s targets, achievement of the division’s targets and a personal evaluation of the relevant Office Holder, as specified in the annual Bonus plan (“the Formula” and “the Annual Bonus Plan,” as relevant) and as specified hereunder:

(a)	The Company’s targets

Key targets shall be selected from all Company targets included in the annual budget, which shall constitute a foundation for calculating the ratio at which the Company’s targets were achieved, and which are defined while considering, inter alia, the Company’s risk management policy, and the long-term perspective (“the Company’s Key Targets”). Such targets and indices may be the Company’s net profit; an EBITDA target; market share; churn rate; cash flow, subscriber base, ARPU (Average Revenue Per User) base target, quality of service target, completion of major projects, etc., and shall include, inter alia, targets that serve long-term objectives. Each of the Company’s Key Targets will be assigned benchmarks having numerical values that are deemed achievable targets, so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The Annual Bonus Plan, including the determination of the Company’s Key Targets, their numerical values according to the Company’s budget and the minimum and maximum benchmarks, shall be prepared annually, and is subject to the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to this category (“Company targets”) in the Formula for any given Office Holder shall range between 30% and 90%.

(b)	The Division’s targets

Key targets shall be selected from all of the division targets under the purview of the relevant Office Holder that are included in or derive from the annual budget. These selected targets shall constitute the basis for calculating the percentage at which the division’s targets have been achieved, and shall be defined while taking into account, inter alia, the Company’s risk-management policy and the long-term perspective (“the Division’s Key Targets”). Such targets and indices may be: profitability index; market share; growth index; operating and service indices; an index of compliance with internal procedures; contribution to the formulating of targets and to the leading of processes relating to corporate governance and compliance with provisions of law; compliance with regulations; contribution to the performance and advancement of strategic content and targets; an index of reaching milestones in major projects, etc., and shall include, inter alia, targets serving long-term objectives. Each of the Division’s Key Targets shall be assigned benchmarks having numerical values that are deemed achievable targets so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The Division’s Key Targets, their numerical values and the minimum and maximum benchmarks shall be submitted by the Company’s CEO for the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to the “Division Targets” category in the Formula for any given Office Holder shall range between 10% and 70%.

(c)	Personal evaluation

The Company’s CEO shall present his personal evaluation of Office Holders reporting to the CEO to the Company’s Compensation Committee and to the Board of Directors. The Chairman of the Company’s Board of Directors shall present his personal evaluation of the Company’s CEO to the Company’s Compensation Committee and to the Board of Directors. These evaluations shall relate, inter alia, to nonfinancial indices, including the Office Holder’s long-term contribution and his/her long-term performance. The weight to be assigned to the “personal evaluation” category in the Formula for any given Office Holder shall not exceed 20% or three monthly salaries per annum, whichever is higher.

(d)	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in the Formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Office Holder individually, depending on the seniority of the Office Holder and the organizational division to which the Office Holder is assigned or that is under his/her purview.

5.5.1.4
Upon the approval of the Company’s annual results (in the first quarter of the year following the relevant budget year), the annual Bonus to be paid to each Office Holder shall be calculated according to the relevant Formula in the Annual Bonus Plan, based on the relevant group of targets from among the Company’s Key Targets, the Division’s Key Targets and the personal evaluation of each Office Holder. Eligibility for the annual Bonus and the sum thereof shall be determined according to the following rules: if the total achievement of targets is at a ratio that is lower than the defined minimum threshold of 60%, the Office Holder shall not be eligible for any Bonus whatsoever. If the total achievement of targets is at the ratio of at least 60%, the annual Bonus will be calculated according to an index – that determines the sum of the Bonus with respect to each target achievement ratio in terms of   multiples of the base salary, all as set forth in the Annual Bonus Plan.

5.5.1.5	Eligibility for a Bonus in respect of a partial period of employment

An annual Bonus shall be paid only to those Office Holders who worked at least eight months at the Company7 during the calendar year in respect whereof the annual Bonus is being paid. In relation to any Office Holder whose employment begins in January – April of a particular calendar year, an annual Bonus shall be calculated proportionately, which takes into account the start date of his/her employment. An Office Holder whose employment begins later in a calendar year shall not be eligible for an annual Bonus in that calendar year.

5.5.2	Severance Bonus

5.5.2.1
Without derogating from existing agreements or from that stated below in clause 5.5.3, the Company shall not engage in an agreement that commits in advance to grant a Severance Bonus to an Office Holder, but it shall be able to commit to grant a Severance Bonus to an Office Holder, ad hoc, only under exceptional circumstances and based on reasons of great importance, which shall be detailed in the resolutions of the Company's relevant institutions. That stated in no way prejudices stipulations in existing agreements regarding Severance Bonuses.

5.5.2.2
The Severance Bonus, if granted, shall be granted commensurate to the Office Holder’s Terms of Office or Employment. The Compensation Committee and Board of Directors of the Company can grant Severance Bonuses to Office Holders of the Company by virtue of this Compensation Policy, which shall be calculated on the basis of their Ongoing Remuneration and shall not exceed 25% of the Ongoing Remuneration for each year of employment at the Company, or, in exceptional instances, when a predefined period of employment is approved, which shall not exceed three years, the Severance Bonus shall reflect the consideration that the Office Holder would have been entitled to receive had he/she worked throughout the entire said period. As a rule, an Office Holder’s minimum period of office or employment that shall qualify for a Severance Bonus shall be at least twelve (12) months of employment at the Company.

[7]	For the purpose of clarification only, the term “worked at the Company” also encompasses an advance-notice period.

5.5.2.3
The decision-making with regard to a Severance Bonus shall consider the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the Office Holder’s incumbency, as shall be decided by the Board of Directors.

5.5.2.4
The decision-making with regard to a Severance Bonus shall take into account the circumstances of the Office Holder’s severance and how they affect the Office Holder’s right to the Severance Bonus. Naturally, a Severance Bonus shall not be given under circumstances of the commission of fraud against the Company.

5.5.2.5
It is hereby clarified that the adoption of this Compensation Policy shall in no way prejudice the existing rights of any Office Holder relative to Severance Bonuses that were approved prior to the adoption of this Policy, on which the Office Holders relied during their employment.

5.5.3	Special Bonuses

In addition to the annual Bonuses and any other compensation described in this Policy, the Board of Directors of the Company (upon the recommendation of the Compensation Committee) shall have the authority, in accordance with its discretion, to award special Bonuses – ad hoc – under special circumstances, such as Office Holder retention relating to the sale of the Company or the transfer of the control over the Company. This special Bonus shall be calculated separately and in addition to any other type of compensation described in this Policy. The special Bonus as stated shall be according to the criteria to be prescribed by the Compensation Committee and the Board of Directors of the Company, and shall be within the range that is customary in the market for Office Holders holding similar positions, provided that such compensation shall not exceed one (1) multiple of the Fixed Components of the Office Holder in the relevant calendar year8, without this requiring an additional approval by the shareholders. In addition, under circumstances as stated, the Compensation Committee and the Board of Directors of the Company shall also be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy.

[8]
The relevant calendar year - the calendar year preceding the date of the decision to grant the bonus or the calendar year during which the decision was adopted, as to be decided by the Compensation Committee and the Company's Board of Directors in accordance with the specific circumstances.

5.6	Equity Compensation – options, Phantom Options, Restricted Stock Units, Restricted Shares

5.6.1
The use of an equity-based compensation enables alignment between the Office Holders’ targets and the objectives of the shareholders, creates a retention component in the Compensation Plan that takes a long-term perspective on the Company’s results, and motivates the Office Holders to work for the benefit of the Company under long-term policy considerations and with controlled risk-taking. Equity Compensation can be offered in a track either with or without a trustee, including a capital-gains track or an employment-income track, as the Company’s institutions shall decide.

5.6.2
The terms of a Compensation Plan that include Equity Compensation should provide adequate incentives to maximize the Company’s long-term value. Among the relevant parameters for ensuring the creation of such incentives are: the expected volume of dilution, the plan's economic value, the exercise prices and the vesting period.

5.6.3
The exercise price of options shall be determined according to one of the following alternatives: (1) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, with the addition of a 5.0% premium; or (2) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, while the vesting of the options will be subject to achieving targets set by the Company's Compensation Committee and Board of Directors. For the avoidance of doubt, the resolution with respect to the alternative to be implemented will be adopted only at the time of the grant.

5.6.4
As a rule, the minimum holding or vesting period of Variable Equity Components shall be three years (divided into tranches that shall vest throughout the period, with the minimum vesting period relative to each tranche being one year). This minimum vesting period serves to constitute adequate incentive from a long-term perspective. However, the Board of Directors (upon the recommendation of the Compensation Committee) shall have the discretion to assign a shorter vesting period or to calculate the vesting period from an earlier point at which the Office Holder was employed by or provided services to the Company, under circumstances that shall be explained and specified.

Equity Compensation that is other than options or Phantom Options – i.e., Equity Compensation in the form of Restricted Stock Units or Restricted Shares, etc., shall be subject to additional vesting terms besides timing, which include relevant performance targets, such as an allotment of Restricted Shares to an Office Holder, with the release of the shares to the Office Holder being contingent upon the Company’s annual net profit for a particular year being equal to or higher than the annual net profit for the previous year.

5.6.5
The exercise period shall commence as of the end of the vesting period and shall end after two to seven years have elapsed; however, the Board of Directors shall have the discretion to define a shorter or longer exercise period, provided that the duration shall in no instance exceed the period of the Equity Compensation plan and shall not be less than one year after each vesting date, apart from an instance of termination of employment, for which a shorter exercise period may be defined, but not less than three months.

5.6.6
The maximum cumulative dilution within the scope of Equity Compensation in respect of all grants executed in the Company shall be limited, so that it shall not exceed 10% of the Company’s issued and paid-up share capital to all Office Holders of the Company for the duration of the period of the Compensation Policy. The dilution ratio between senior Office Holders and the rest of the employees shall be examined using a test of reasonability.

5.6.7
The dilution ratio shall be calculated while considering the gap between theoretical and actual dilution. Therefore, an Equity Compensation (insofar as relevant, such as options) that carries an exercise price that exceeds 150% of the highest share price during the period of one year prior to the calculation date, shall be exempted from such calculation of the actual dilution. The examination shall be carried out at the time of the allotment of each such Equity Compensation, and no change shall be made in an allotment already granted due to a subsequent change in the market price of the share.

5.6.8
In order to maintain the effectiveness of the Equity Compensation being granted to an Office Holder and in order to equate the Office Holder’s position to that of the Company’s shareholders, the Compensation Committee and Board of Directors of the Company may reduce the exercise price (or make some other comparable adjustment to the relevant Equity Compensation) fully or partially, when a dividend is distributed to the Company’s shareholders. The Company’s Existing Equity Incentive Plan includes a dividend-reduction mechanism (full or partial, as the case may be) when a dividend is distributed to the Company’s shareholders.

5.6.9
An Equity Compensation may be exercised using a cashless mechanism, whereby the offeree is entitled to receive from the Company only that quantity of shares that reflects the economic gain that the offeree would have received had he/she exercised the Equity Compensation (insofar as relevant, such as options) for shares at the market price of those shares, net of the exercise price in respect thereof. This mechanism may be adopted by the Board of Directors from time to time.

5.6.10
The Board of Directors has discretion to operate a mechanism for exchanging the Equity Compensation for another Equity Compensation (such as an exchange of options), to immediately accelerate the Equity Compensation, or for exchanging it for Phantom Options in the event of a change in control over the Company (as shall be defined in the relevant Equity Compensation Plan), or in the event of termination of employment due to illness, disability or death, as well as to operate a mechanism for immediately accelerating the Equity Compensation or for exchanging it for Phantom Options in the event of liquidation of the Company or if the Company becomes a private company. The Existing Equity Incentive Plan also includes an options-acceleration mechanism in the event of the termination of the employment of an offeree by the Company within six months of the date of a transfer of control.

5.6.11
Insofar as the Equity Compensation was granted initially as a type that is cleared in cash, for example, phantom options, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to three (3) times the share price on the grant date of the Equity Compensation; If the Equity Compensation shall be of a type that is not initially granted as a type that is cleared in cash, but due to certain circumstances, for example the inability to exercise it, the Company resolved to clear it in cash, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to five (5) times the share price on the grant date of the Equity Compensation. In case of Equity Compensation that is not cleared in cash, and due to the nature of such Equity Compensation, then a maximum exercise values does not have to be defined at the time of the grant.

5.7	Comparative analysis relative to the market

In order to ensure congruence between all compensation components for the Office Holders and between them and the market conditions, when approval of an Office Holder’s personal Compensation Plan or one of its components is up for discussion, all components of the Office Holder’s Compensation Plan shall be presented to the Company’s institutions. Additionally, the salary ranges and the rest of the Terms of Office and Employment of the Office Holders of the Company have been and shall be determined, inter alia, by comparing them to the market, to similar positions at similar companies. Such an examination shall also assign a value to the aspect of the Company’s performance, enabling examination of the correlation between the Company’s performance and its positioning among the benchmark companies appearing in the comparative analysis, and this, relative to pre-defined parameters. For this purpose, the data on salaries at telecommunication companies and companies having similar characteristics are examined.

5.8	Management agreements between public companies, or between private companies controlled by the controlling shareholder and a public company controlled by the controlling shareholder

5.8.1
Section 270(4) of the Companies Law prescribes that the special decision-making principles prescribed in the Companies Law regarding the approval of a public company’s engagement with its controlling shareholder in relation to Terms of Office and Employment, shall also apply to a transaction of the public company with a company controlled by the controlling shareholder, which provides management or consulting services to the Company. Insofar as a consideration shall not be paid to the controlling shareholder or to another company under its control in relation to a management or consulting agreement, such agreement shall not constitute “Terms of Office and Employment” and, accordingly, the Compensation / Audit Committee or the Board of Directors shall not be required to take into account the considerations specified in section 267.B(a) of the Companies Law or the matters and parameters prescribed in the First Addendum A to the Companies Law.

5.8.2	Management agreements as stated shall be limited to a period of up to three years.

6.	Indemnification, insurance, release

6.1
Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems. The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association.

Insurance

6.2
The Company shall be allowed to engage in an office holders’ liability insurance policy (including directors and the Company’s CEO) including Office Holders (and directors) who are themselves, and/or whose relatives are, controlling shareholders of the Company on the date of approval of the Compensation Policy and/or Office Holders for whom the Company’s controlling shareholders may have a personal interest in their inclusion in the insurance policy, for a number of periods of insurance during the period of the Compensation Policy, all under the conditions specified hereunder:

6.2.1
The annual premium that the Company shall pay shall not exceed a total of USD 500 thousand. The limit of liability in such insurance policy shall not exceed a total of USD 100 million per claim and cumulatively for each year of insurance and in addition reasonable legal expenses.

6.2.2
The Compensation Committee and the Board of Directors has approved the renewal of the insurance policy for a new period of insurance and has determined that no material changes were made in the insurance terms, apart from the possibility of increasing the limit of liability, as long as the increase in the annual premium does not exceed the sum specified above in clause 6.2.1.

Indemnification

6.3
The maximum advance undertaking of indemnity payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the approval of payment of the indemnification.

6.4	The Company shall be allowed to indemnify any Office Holder retroactively in the broadest manner permitted pursuant to the Companies Law.

6.5	The Compensation Policy in no way diminishes the validity of previous decisions reached in the Company in conformity with the law regarding the granting of an advance undertaking of indemnity.

Release

6.6
The Company shall be allowed to grant a release from liability in advance to the Company’s Office Holders in respect of a breach of a duty of care towards the Company pursuant to any law, including Office Holders of the Company who themselves are, or their relatives are, the controlling shareholder, subject to the receipt of the approvals required by law. A release from the duty of care shall not apply in relation to a decision or transaction that a controlling shareholder or any Office Holder in the Company (including another Office Holder than the Office Holder being granted the release) has a personal interest.

7.	Immaterial amendment to Terms of Office

An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, then, for the purposes of this clause 7., an amendment at a threshold of up to 5% (in real terms) relative to all of the Office Holder’s Terms of Office and Employment for that report year, shall be deemed an immaterial amendment; however, an immaterial amendment to Terms of Office relating to an existing engagement of an Office Holder who is subordinate to the CEO does not require the Compensation Committee’s approval, but rather, only the CEO’s approval, provided that the Terms of Office comply with the Compensation Policy. Insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and its intrinsic nature.

8.	Compensation pursuant to previously approved remuneration agreements

The Compensation Policy does not serve to adversely affect existing agreements between the Company and its Office Holders and employees and it was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of Amendment 20 to the Companies Law and/or on the date of approval of this Policy, and for as long as these agreements shall remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

9.	Return of a Bonus

In the event that an Office Holder of the Company has been paid sums on the basis of data that were subsequently discovered to be materially erroneous and were restated in the Company’s financial statements within 12 quarters of the payment date to an Office Holder, the said Office Holder shall be obligated to return to the Company, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had originally been entitled, according to the aforesaid restatement.

10.	Control principles, reporting and correction of deviations

10.1	The Company shall comply with every existing and future provision of law pertaining to the Compensation Policy of the Company’s Office Holders.

10.2
Any deviation or variance from the Compensation Policy specified in this document or from the principles therein shall be approved by the Compensation Committee and subsequently, by the Company’s Board of Directors, or in some other manner that conforms to the requirements of the Companies Law.

10.3
At least once a year, when the annual Compensation is about to be given to the Office Holders, the Company’s CEO or any delegate on his behalf shall submit a report to the Compensation Committee and to the Company’s Board of Directors about the Compensation given to each of the Office Holders, and refer to the Compensation guidelines defined for each Office Holder, the percentage at which targets were achieved and the calculation of the sums.

10.4	The Company’s V.P., Human Resources and the CFO shall verify that the payment in respect of each Office Holder’s compensation complies with the guidelines specified in this document.

10.5
At least once every three years, the Company’s Internal Auditor shall prepare a special report on the Company’s compliance with the Compensation Policy as set by the Company’s Board of Directors. The Internal Auditor shall submit his report on the implementation of the Compensation Policy as required pursuant to the Companies Law (to the Chairman of the Board of Directors, to the CEO and to the Chairman of the Company’s Audit Committee). Insofar as such report shall show that the Company deviated from the Compensation Policy approved by the Company’s Compensation Committee and Board of Directors, the Internal Auditor’s report shall also be submitted for immediate discussion by the Compensation Committee and by the Board of Directors of the Company.

Annex “E”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

[3]	Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4]  reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[10]

[4]	Amendment No. 25

[5]	Amendment No. 9

[6]	Amendment No. 28

[7]	Amendment No. 31

[8]	Amendment No. 31

[9]	Amendment No. 25

[10]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[11]

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% ofeach of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

[11]
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8    The provisions of Article 22A of the License shall be adopted in the Articles of     Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [12]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[12]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY ISRAELI LAW]

Date: August 28, 2019

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Tuesday, October 29, 2019 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 4-5 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2018, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2018; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2018 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron (the "Appointed Directors"), to approve the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; and to approve that the directors who have indemnification and release letters will continue to benefit from the indemnification and release thereunder.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind 01GP in 2015 and has since served as its general partner. Ms. Ronen serves as one of the founders of Wecheck Ltd and serves as an advisor on the Board of Directors. Since 2018, she serves as the CEO of its subsidiary, Wecheck Fund 1 Ltd. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. From 2013 until 2018, Ms. Ronen served on the Board of Directors of Mizrahi-Tefahot Bank Ltd. as head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Network Ltd. during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018.   Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the services of Mr. Jonathan Kolodny and Mr. Barry Ben Zeev (Woolfson) as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Mr. Sumeet Jaisinghani, Mr. Jonathan Kolodny, Mr. Barry Ben Zeev, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev, Mr. Kolodny, Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Mr. Ben Zeev, Mr. Kolodny and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests (as the term "Personal Interest" is defined in the Companies Law) of the Appointed Directors and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM: (a) to approve the compensation of the Appointed Directors and Ms. Osnat Ronen, commencing from the close of the AGM, for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the Appointed Directors and Ms. Osnat Ronen, as determined by the Compensation Committee. The Compensation Committee has determined that the reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);  (c) to approve that the Appointed Directors and Ms. Ronen will continue to benefit from the Company's existing D&O insurance policy; and (d) to approve that the directors will be entitled to the same indemnification and release provisions as currently in effect based on their existing indemnification and release letters.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, LLC, responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States and a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff served as a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and serves as a director on its Board of Directors. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Tomer Bar Zeev was appointed to the Board of Directors of Partner in November 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Bar Zeev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner in May 2018 after having previously served as a director in the Company from 2013 until 2016. Mr. Jaisinghani is a Managing Director of Saban Capital Group, LLC (“SCG”) and is responsible for SCG’s global public equities. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. and as a director on the Board of Directors of: Playbuzz Ltd., Beachbum Ltd., and Mine Ltd. He is also an observer on the Board of Directors of SimilarWeb Ltd. and Polyrize Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves as a director in Paz Ltd., as Chairman of the Board of Directors of Softwheel Ltd and he also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev,   Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie Steinberg and Mr. Ori Yaron to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that the directors listed above in clause (A) will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from their indemnification and release letters which will continue in full force and effect; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

5.	Approval of the Company's Compensation Policy for Office Holders;

At least once every three years the compensation policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law. The Company last adopted a compensation policy for its Office Holders (as such term is defined in the Israeli Companies Law) in September 2016, which is valid until September 28, 2019 ("Compensation Policy" or the "Policy").

Therefore, we propose to approve the renewal of the Compensation Policy with minor changes, substantially in the form attached hereto as Annex “C”. For the shareholders' convenience, attached hereto as Annex “D” is an English convenience translation of the binding Hebrew version of the Compensation Policy.

The summary below is qualified in its entirety by reference to the description in the Proxy Statement and the full text of the Compensation Policy. For further details refer to the Proxy Statement and the wording of the Compensation Policy. Capitalized terms referring to the Policy that are not defined herein, shall have the respective meanings ascribed to them in the Proxy Statement or the Policy, unless the context requires otherwise.

The purpose of the Policy is to set guidelines for the manner of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is in line with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the renewal of the Compensation Policy in the form attached hereto as Annex “C”; and

RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated August 28, 2019 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of items 4(ii) and 5 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 4(ii) and 5 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of item 4 and 5 on the agenda is: October 19, 2019.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 24, 2019.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 4, 2019 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 11, 2019. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of August 27, 2019 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 8,199,132 Ordinary Shares.

As of August 27, 2019, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,705,992 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 4-5), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: ________, 2019

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Tuesday, October 29, 2019 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: September 23, 2019.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: ________________________________________
I.D. number: _______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: ________________________________________
The country issuing the passport: __________________
Valid until: _____________________________________________
In case the shareholder is an entity:
Entity registration number: ________________________________
Country of organization: __________________________________

Item No.	Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant

a If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Item No.	Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2018, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2018.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2018 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

Item No.		Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

			For	Against	Abstain	Yes[c]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron and to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

This item is not subject to the Regulations Procedure.
Irrelevant
(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that the directors listed above in clause (A) who have indemnification and release letters will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

This item is subject to the Regulations Procedure.

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them  which will continue in full force and effect.

This item is not subject to the Regulations Procedure.
Irrelevant
5)	Approval of the renewal of the Company's Compensation Policy for Office Holders This item is subject to the Regulations Procedure.

Regarding the resolutions in items 4(ii) and 5 why do I have a “Personal Interest” in the resolution, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
________________________________________________________________________________________________________
________________________________________________________________________________________________________
________________________________________________________________________________________________________
________________________________________________________________________________________________________

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings require the consent of the Israeli Minister of Communications as stated above.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[e]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Hadar Vismunski-Weinberg, Adv., Company Secretary

Re:   Annual General Meeting of Shareholders to be held on
Tuesday, October 29, 2019 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions in items 4(ii) and 5 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[4]?

		For	Against	Abstain	Yes[6]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

[5]
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

[6]
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

2

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[4]?

		For	Against	Abstain	Yes[6]	No
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2018, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2018.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2018 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

3

Item No.		Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[4]?

			For	Against	Abstain	Yes[6]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

This item is not subject to the Regulations Procedure.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr Yehuda Saban and Mr. Ori Yaron and; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that the directors listed aboved in clause (A) who have indemnification letters will continue to benefit from their existing indemnification and release letters which will continue in full force and effect;

This item is subject to the Regulations Procedure.

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from them which will continue in full force and effect.

This item is not subject to the Regulations Procedure.
Irrelevant

4

Item No.		Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[4]?

			For	Against	Abstain	Yes[6]	No
5)	(i)	Approval of the renewal of the Company's Compensation Policy for Office Holders This item is subject to the Regulations Procedure.

5

In connection with the resolutions in items 4(ii) and 5 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
________________________________________________________________________________________________________
________________________________________________________________________________________________________
________________________________________________________________________________________________________
________________________________________________________________________________________________________

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)7:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8; or (ii)  any other license granted, directly or indirectly, to Partner9.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings REQUIRE the consent of the Israeli Minister of Communications as stated above.

Date: _____________	___________________________
Signature

Name (print):_______________
Title: _____________________

[7]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[8]	A translation of sections 21-24 of the License is attached as Annex “E” to the Proxy Statement distributed with this Deed of Authorization.

[9]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: August 28, 2019